UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2000 and Ending December 31, 2000


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF




                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                            ----------
                           ("Mutual" or "Subsidiary")


Date of Incorporation  December 17, 1937
                      -----------------
 If not Incorporated, Date of Organization -----------------

State or Sovereign Power under which Incorporated or Organized     New York
                                                                   --------


Location of Principal Executive Offices of Reporting Company     Columbus, Ohio
                                                                 --------------


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                Assistant Controller
G. E. Laurey    Regulated Accounting    1 Riverside Plaza Columbus, Ohio  43215
------------    --------------------    ---------------------------------------
(Name)          (Title)                 (Address)




 Name of Principal Holding Company under which Reporting Company is organized:

                    AMERICAN ELECTRIC POWER COMPANY, INC.

This amendment to AEPSC's U-13-60 has changes to Schedule V concerning amounts reported as "Convenience or Accomodation Payments" for Appalachian Power Company and Columbus Southern Power Company.



                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

------------------------------------------------------------------------------
                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

------------------------------------------------------------------------------
                                                    Schedule or         Page
     Description of Schedules and Accounts        Account Number       Number

Comparative Balance Sheet                           Schedule I          4-5

Service Company Property                            Schedule II         6-7

Accumulated Provision for Depreciation
and Amortization of Service Company Property        Schedule III          8

Investments                                         Schedule IV          9

Accounts Receivable from Associate Companies        Schedule V           10

Fuel Stock Expenses Undistributed                   Schedule VI          11

Stores Expense Undistributed                       Schedule VII          12

Miscellaneous Current and Accrued Assets           Schedule VIII         13

Miscellaneous Deferred Debits                       Schedule IX          14

Research, Development, or
Demonstration Expenditures                          Schedule X           15

Proprietary Capital                                 Schedule XI          16

Long-Term Debt                                     Schedule XII          17

Current and Accrued Liabilities                    Schedule XIII         18

Notes to Financial Statements                      Schedule XIV          19

Comparative Income Statement                        Schedule XV          20

Analysis of Billing - Associate Companies           Account 457          21

Analysis of Billing - Nonassociate Companies        Account 458          22

Analysis of Charges for Service - Associate
and  Nonassociate Companies                        Schedule XVI          23

Schedule of Expense by Department
 or Service Function                               Schedule XVII       24-25

Departmental Analysis of Salaries                 Accounts - All         26

-------------------------------------------------------------------------------

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

-------------------------------------------------------------------------------


                                                      Schedule or         Page
     Description of Schedules and Accounts          Account Number       Number

Outside Services Employed                           Accounts - All         27

Employee Pensions and Benefits                        Account 926          28

General Advertising Expenses                         Account 930.1         29

Miscellaneous General Expenses                       Account 930.2         30

Rents                                                 Account 931          31

Taxes Other Than Income Taxes                         Account 408          32

Donations                                            Account 426.1         33

Other Deductions                                     Account 426.5         34

Notes to Statement of Income                        Schedule XVIII         35



                                                                          Page
     Description of Reports or Statements                                Number

Organization Chart                                                         36

Methods of Allocation                                                      37

Annual Statement of Compensation for Use
of Capital Billed                                                          38

Signature Clause                                                           39


                     ANNUAL REPORT OF American Electric Power Service Corporation

                                 For the Year Ended December 31, 2000

                                SCHEDULE I - COMPARATIVE BALANCE SHEET

                                            (In Thousands)
-------------------------------------------------------------------------------------------------------
Instructions:  Give balance sheet of the Company as of  December 31 of the current and prior year.
-------------------------------------------------------------------------------------------------------
ACCOUNT       ASSETS AND OTHER DEBITS                                           AS OF DECEMBER 31
                                                                              2000            1999
              SERVICE COMPANY PROPERTY
   101-106    Service company property (Schedule II)                         $ 370,090       $ 389,854
     107      Construction work in progress (Schedule II)                       26,381              77
                  Total Property                                               396,471         389,931
   108-111    Less: Accumulated provision for depreciation and
              amortization of service company property (Schedule III)          160,520         160,653
                   Net Service Company Property                                235,951         229,278
              INVESTMENTS
     123      Investments in associate companies (Schedule IV)                       -               -
     124      Other investments (Schedule IV)                                   89,027         115,834
                   Total Investments                                            89,027         115,834
              CURRENT AND ACCRUED ASSETS
     131      Cash                                                               2,266             428
     134      Special deposits                                                      76              87
     135      Working funds                                                        434             282
     136      Temporary cash investments (Schedule IV)                               -               -
     141      Notes receivable                                                     108             113
     143      Accounts receivable                                                1,592           1,676
     144      Accumulated provision for uncollectible accounts                       -               -
     146      Accounts receivable from associate companies (Schedule V)        259,695         100,415
     152      Fuel stock expenses undistributed (Schedule VI)                        -               -
     154      Materials and supplies                                                 -               -
     163      Stores expense undistributed (Schedule VII)                            -               -
     165      Prepayments                                                        1,663          26,050
     174      Miscellaneous current and accrued assets (Schedule VIII)           9,402           4,051
                   Total Current and Accrued Assets                            275,236         133,102
              DEFERRED DEBITS
     181      Unamortized debt expense                                           3,416           3,843
     184      Clearing accounts                                                    370             123
     186      Miscellaneous deferred debits (Schedule IX)                        4,752           4,400
     188      Research, development, or demonstration expenditures (Sch. X)          -               -
     190      Accumulated deferred income taxes                                 73,105          57,719
                   Total Deferred Debits                                        81,643          66,085
              TOTAL ASSETS AND OTHER DEBITS                                  $ 681,857       $ 544,299
                                                                          =============  =============
-------------------------------------------------------------------------------------------------------
    Note:     Unamortized Debt Expense includes unamortized loss on reacquired debt of $3,416,309 at
              December 31, 2000 and $3,843,348 at December 31, 1999.
-------------------------------------------------------------------------------------------------------

                         ANNUAL REPORT OF American Electric Power Service Corporation
                                     For the Year Ended December 31, 2000
                                    SCHEDULE I - COMPARATIVE BALANCE SHEET
                                                (In Thousands)
----------------------------------------------------------------------------------------------------------------
Instructions:  Give balance sheet of the Company as of  December 31 of the current and prior year.
----------------------------------------------------------------------------------------------------------------
ACCOUNT        LIABILITIES AND PROPRIETARY CAPITAL                                    AS OF DECEMBER 31
                                                                                    2000              1999
               PROPRIETARY CAPITAL
     201       Common stock issued (Schedule XI)                                      $ 1,450           $ 1,450
     211       Miscellaneous paid-in-capital (Schedule XI)                                  -                 -
     215       Appropriated retained earnings (Schedule XI)                                 -                 -
     216       Unappropriated retained earnings (Schedule XI)                               -                 -
                    Total Proprietary Capital                                           1,450             1,450
               LONG-TERM DEBT
     223       Advances from associate companies (Schedule XII)                         1,100             1,100
     224       Other long-term debt (Schedule XII)                                     58,000            60,000
     225       Unamortized premium on long-term debt                                        -                 -
     226       Unamortized discount on long-term debt-debit                                 -                 -
                    Total Long-Term Debt                                               59,100            61,100
               OTHER NONCURRENT LIABILITIES
     227       Obligations under capital leases - Noncurrent                           48,645            47,745
    224.6      Other                                                                  114,187            92,594
                    Total Other Noncurrent Liabilities                                162,832           140,339
               CURRENT AND ACCRUED LIABILITIES
     228       Accumulated provision for pensions and benefits                              -                 -
     231       Notes payable                                                                -            39,900
     232       Accounts payable                                                        31,802            35,733
     233       Notes payable to associate companies (Schedule XIII)                    61,398            90,173
     234       Accounts payable to associate companies (Schedule XIII)                 78,101            15,993
     236       Taxes accrued                                                           48,695             1,759
     237       Interest accrued                                                         3,720             1,218
     238       Dividends declared                                                           -                 -
     241       Tax collections payable                                                  3,982             1,017
     242       Miscellaneous current and accrued liabilities (Schedule XIII)          147,224            71,265
     243       Obligations under capital leases - Current                              24,798            21,144
                    Total Current and Accrued Liabilities                             399,720           278,202
               DEFERRED CREDITS
     253       Other deferred credits                                                  15,103            16,368
     255       Accumulated deferred investment tax credits                                902               953
                    Total Deferred Credits                                             16,005            17,321
     282       ACCUMULATED DEFERRED INCOME TAXES                                       42,750            45,887
               TOTAL LIABILITIES AND PROPRIETARY CAPITAL                            $ 681,857         $ 544,299
                                                                                    ==============    ===============
                                                                                    ==============    ===============
----------------------------------------------------------------------------------------------------------------
    Note:      Long term debt includes $2,000,000 due within one year at December 31, 2000 and $2,000,000 at December 31, 1999
              (See note 7, Schedule XIV).  "Other" Other noncurrent liabilities includes amounts due within one year of $762,664 at December 31, 2000 and $849,937 at December 31, 1999.
----------------------------------------------------------------------------------------------------------------

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                             BALANCE AT                      RETIREMENTS        OTHER           BALANCE
                                             BEGINNING                           OR            CHANGES         AT CLOSE
ACCOUNT DESCRIPTION                           OF YEAR         ADDITIONS         SALES            (1)            OF YEAR
                                         -----------------    ------------   ------------     ------------    ------------

301  Organization                          $             -  $            -   $          -       $       -    $      -

303  Miscellaneous Intangible Plant                  7,010           1,159              -               -       8,169

304  Land and Land Rights                           11,489                              -               -      11,489

305  Structures and Improvements                   182,892             281              -               -     183,173

306  Leasehold Improvements                          6,810                              -               -       6,810

307  Equipment (2)                                  34,167           1,991         (16,617)             -      19,541

308  Office Furniture and Equipment                 15,678             103          (2,576)             -      13,205

309  Automobiles, Other Vehicles
        and Related Garage Equipment                   194               -               -              -         194

310  Aircraft and Airport Equipment                 12,897             210         (13,107)             -           -

311  Other Service Company
        Property (3)                               118,717          31,091         (23,291)             992   127,509

                                          ----------------------------------------------------------------------------------
       SUB-TOTALS                                  389,854          34,835         (55,591)             992   370,090

107  Non-Billable Construction Work
         in Progress (4)                                77          26,381               -              (77)   26,381
                                          ----------------------------------------------------------------------------------


       TOTALS                                    $ 389,931        $ 61,216       $ (55,591)           $ 915  $396,471
                                          ==================================================================================

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                 (In Thousands)
FOOTNOTES
(1) Provide an explanation of those changes considered material: Transfers of leased property from assoicate companies (Account 311). Capitalization of computer system (Account 107).

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:


Subaccount Description                 Additions              Of Year
Account 307 - Equipment:
   Data Processing Equipment                 $ 1,148              $ 14,286
   Communications Equipment                      644                 3,959
   Other                                         199                 1,296
     TOTALS                                  $ 1,991              $ 19,541
                                   ==================    ==================


(3)  Describe Other Service Company Property:

Account 311 includes leased assets at December 31, 2000 ($127,425,000) which have been capitalized in accordance with FASB Statement Nos. 13 and 71 and other owned assets at December 31, 2000 ($84,000).

(4)  Describe Non-Billable Construction Work in Progress:

Capitalized Software                                             $ 24,353
Leasehold Improvements                                                155
Office Furniture                                                    1,792
Leased Assets                                                          81

     TOTALS                                                      $ 26,381
                                                        ==================


                              ANNUAL REPORT OF American Electric Power Service Corporation
                                          For the Year Ended December 31, 2000
                         SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION
                                               OF SERVICE COMPANY PROPERTY
                                                     (In Thousands)
                                               BALANCE AT                      RETIREMENTS        OTHER        BALANCE
                                               BEGINNING                           OR            CHANGES      AT CLOSE
ACCOUNT DESCRIPTION                             OF YEAR        ADDITIONS          SALES            (1)         OF YEAR
301  Organization                                        $ -            $ -               $ -           $ -           $ -
303  Miscellaneous Intangible Plant                    2,977          1,705                 -             -         4,682
304  Land and Land Rights                                  -              -                 -             -             -
305  Structures and Improvements                      73,961          5,425                 -             -        79,386
306  Leasehold Improvements                            2,991            505                 -             -         3,496
307  Equipment                                        17,904          8,540           (16,617)           27         9,854
308  Office Furniture and Equipment                   10,016          1,378            (2,567)            -         8,827
309  Automobiles, Other Vehicles
        and Related Garage Equipment                     196             31                 -             -           227
310  Aircraft and Airport Equipment                    2,806            355            (3,161)            -             -
311  Other Service Company
        Property                                      49,802         24,373           (20,517)          390        54,048
       TOTALS                                      $ 160,653       $ 42,312         $ (42,862)        $ 417      $160,520
                                            ==============================================================================
                                            ==============================================================================
-----------------------------------------------------------------------------------
1) Provide an explanation  of those changes  considered  material:  Account 307 represents depreciation balance for asset transferred from an affiliate company.
Account 311 represents  accumulated  amortization on leased property transferred
from                            associate                             companies.
----------------------------------------------------------------------------------

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                            SCHEDULE IV - INVESTMENTS
                                 (In Thousands)

-------------------------------------------------------------------------------

Instructions: Complete the following schedule concerning investments.

Under Account 124 "Other Investments",  state each investment  separately,  with description,  including  the  name of  issuing  company,  number  of  shares  or principal amount, etc.
Under  Account  136,   "Temporary  Cash   Investments",   list  each  investment
separately.
-------------------------------------------------------------------------------

                                                                           BALANCE AT          BALANCE AT
                                                                           BEGINNING              CLOSE
ACCOUNT DESCRIPTION                                                         OF YEAR              OF YEAR

Account 123 - Investment in Associate Companies
     Investment in Common Stock of Subs                                              $ -                 $ -
                                                                        -----------------    ----------------

     SUB-TOTALS                                                                        -                   -
                                                                        -----------------    ----------------

Account 124 - Other Investments
     Cash Surrender value of Life Insurance Policies
       (net of policy loans and accrued interest)                                 11,977              13,348
     Umbrella Trust                                                               64,755              74,267
     Notes receivable Constructive Marketing Program                                 135                  96
     Other Investments 1991-1996
       COLI Tax and Interest                                                      37,783                   -
     Homes related to employee relocations                                           110                 252
     Country Club Memberships                                                        549                 605
     Texas Stadium Box Seats                                                         525                 459
                                                                        -----------------    ----------------

     SUB-TOTALS                                                                  115,834              89,027
                                                                        -----------------    ----------------

Account 136 - Temporary Cash Investments                                               -                   -
                                                                        -----------------    ----------------

     TOTALS                                                                    $ 115,834            $ 89,027
                                                                        =================    ================



                             ANNUAL REPORT OF American Electric Power Service Corporation
                                         For the Year Ended December 31, 2000
                              SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                                    (In Thousands)
-----------------------------------------------------------------------------------------------------------------------
Instructions:  Complete the following schedule listing accounts receivable from each associate company.
 Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT DESCRIPTION                                                                  BALANCE AT          BALANCE AT
                                                                                     BEGINNING             CLOSE
Account 146 - Accounts Receivable from Associate Companieis                           OF YEAR             OF YEAR

Account Balances by Associate Company
AEP Communications, Inc.                                                                      $ 41                $ 62
AEP Communications, LLC                                                                      1,020               5,101
AEP Credit, Inc.                                                                                 -                 233
AEP Delaware Investment Company II                                                               3                  11
AEP Energy Management, LLC                                                                     195                   -
AEP Energy Services Gas Holding Company                                                        634                 660
AEP Energy Services Investments, Inc.                                                            -                  34
AEP Energy Services Limited                                                                      -                 203
AEP Energy Services Ventures, Inc.                                                               -                  11
AEP Energy Services, Inc.                                                                        -               4,709
AEP Fiber Venture, LLC                                                                           -                   4
AEP Generating Company                                                                          (4)                775
AEP Investments, Inc.                                                                          111                 149
AEP Power Marketing, Inc.                                                                        -                   1
AEP Pro Serv, Inc.                                                                             363               2,208
AEP Pushan Power, LDC                                                                          137                  49
AEP Resource Services LLC                                                                        -                  10
AEP Resources Australia Holdings Pty, Ltd                                                      151                 (29)
AEP Resources, Inc.                                                                          1,004               2,231
AEP Resources International, Limited                                                            10                   -
AEP Resources Limited                                                                          246                 383
AEP Retail Energy, LLC                                                                           -                  22
AEP System Pool                                                                                  -             (10,272)
AEPR Global Investments B.V.                                                                     1                   -
American Electric Power Company, Inc.                                                        4,626              14,119
American Electric Power Service Corporation/Central South                                        -                 494
    West Services, Inc
Appalachian Power Company                                                                    2,405              45,259
Appalachian Power/Ohio Power Joint Account (Amos)                                           13,412              15,913
Appalachian Power/Ohio Power Joint Account (Sporn)                                           4,234               4,310
Blackhawk Coal Company                                                                         138                  17
C3 Communications, Inc.                                                                        116                 142
Cardinal Operating Company                                                                     503                 611

                                                                                     BALANCE AT          BALANCE AT
                                                                                     BEGINNING             CLOSE
                                                                                      OF YEAR             OF YEAR
Cedar Coal Company                                                                             (13)                 16
Central and South West Corporation                                                           4,533              10,122
Central Appalachian Coal Company                                                                 3                   2
Central Coal Company                                                                             4                   3
Central Ohio Coal Company                                                                      296               1,045
Central Power and Light Company                                                             14,431              13,111
Colomet, Inc.                                                                                    -                  29
Columbus Southern Power Company                                                              3,805              28,758
Conesville Coal Preparation Company                                                            200                 333
CSW Credit, Inc.                                                                               263                   -
CSW Energy, Inc.                                                                               348                 414
CSW Energy Services, Inc.                                                                       18                 130
CSW International, Inc.                                                                         86                  91
CSW Leasing, Inc.                                                                              222                 281
CSW Power Marketing, Inc.                                                                       54                   -
EnerShop, Inc.                                                                                  29                  21
Franklin Real Estate Company                                                                     -                  (1)
Indiana Franklin Realty, Inc.                                                                    1                   -
Indiana Michigan Power Company                                                              13,907              40,348
Indiana Michigan Power Company/Water Transportation Division                                 1,941               1,738
Indiana Michigan Power/AEP Generating Joint Account (Rockport)                               1,960               2,080
Jefferson Island Storage & Hub LLC                                                              50                  12
Kentucky Power Company                                                                       4,860               9,739
Kingsport Power Company                                                                        781               1,248
LIG Chemical Company                                                                             1                   -
LIG, Inc.                                                                                        -                  (2)
LIG Liquids Company, LLC                                                                        65                   4
Louisiana Intrastate Gas Company, LLC                                                          130                 100
Ohio Power Company                                                                           2,408              32,692
Ohio Power/Cook Coal Terminal                                                                  744                 660
Public Service Company of Oklahoma                                                           5,661               7,796
SEEBOARD plc                                                                                   724               1,700
Simco, Inc.                                                                                      2                   2
Southern Appalachian Coal Company                                                                6                   3
Southern Ohio Coal Company/Martinka                                                             15                 704

                                                                                     BALANCE AT          BALANCE AT
                                                                                     BEGINNING             CLOSE
                                                                                      OF YEAR             OF YEAR
Southern Ohio Coal Company/Meigs                                                             1,635               2,965
Southwestern Electric Power Company                                                          7,466               9,553
Tuscaloosa Pipeline Company                                                                      1                  (1)
West Texas Utilities Company                                                                 3,312               4,458
West Virginia Power Company                                                                      1                   1
Wheeling Power Company                                                                         503               1,118
Windsor Coal Company                                                                           616               1,002
     TOTALS                                                                              $ 100,415           $ 259,695
                                                                                    =================   =================


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                                        PAYMENTS
BY COMPANY:
AEP Communications                                                                                               $ 223
AEP Energy Services, Inc.                                                                                          261
AEP Resources Australia Holdings Pty, Ltd                                                                            1
Appalachian Power Company                                                                                      291,065
Blackhawk Coal Company                                                                                               3
C3 Communications, Inc.                                                                                            249
Cedar Coal Company                                                                                                  21
Central and South West Corporation                                                                              (3,657)
Central Ohio Coal Company                                                                                           24
Central Power and Light Company                                                                                  7,473
Columbus Southern Power Company                                                                                186,575
Conesville Coal Preparation Company                                                                                  3
CSW Credit                                                                                                          42
CSW Energy Services, Inc.                                                                                          571
CSW Energy, Inc.                                                                                                 1,386
CSW International, Inc.                                                                                            155
CSW Leasing, Inc.                                                                                                 (999)
EnerShop, Inc.                                                                                                     115
Indiana Michigan Power Company                                                                                 106,066
Indiana Michigan Power/Water Transportation Division                                                               209
Indiana Michigan/AEP Generating Joint Account (Rockport)                                                           103
Kentucky Power Company                                                                                             196
Kingsport Power Company                                                                                             28
LIG Liquids Company, LLC                                                                                             2
Louisiana Intrastate Gas Company LLC                                                                                 3
Ohio Power Company                                                                                              31,943
Ohio Power/Cook Coal Terminal                                                                                       13
Public Service Company of Oklahoma                                                                              (4,806)
SEEBOARD                                                                                                           322
Southern Appalachian Power Company                                                                                   1
Southern Ohio Coal Company/Meigs                                                                                    63
Southern Ohio Coal Company/Martinka                                                                                 19
Southwestern Electric Power Company                                                                                170
West Texas Utilities Company                                                                                    (1,538)
Wheeling Power Company                                                                                              46
Windsor Coal Company                                                                                                17

     TOTAL                                                                                                   $ 616,368
                                                                                                          ==============


                                                                                                           TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                                        PAYMENTS

FOR:
Interchange Power Pool & Transmission Agreements                                                             $ 615,554
Insurance                                                                                                        6,413
Employee Benefit Plans                                                                                          (1,795)
Membership Dues                                                                                                    397
Trustee Fees                                                                                                     1,912
Educational Programs                                                                                                90
Consulting Fees                                                                                                  1,076
Telephone Service                                                                                                  181
Office Space                                                                                                    (9,155)
Miscellaneous                                                                                                    1,695
     TOTAL                                                                                                   $ 616,368
                                                                                                           =============

         ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)
----------------------------------------------------------------------------------------------------------------------------
Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

ACCOUNT DESCRIPTION                                                           LABOR               EXPENSES        TOTAL

Account 152 - Fuel Stock Expenses Undistributed

Associate Companies
Appalachian Power Company                                                         $ 318              $ 366            $ 683
Appalachian Power/Ohio Power Joint Account (Amos)                                   214                231              445
Appalachian Power/Ohio Power Joint Account (Sporn)                                   90                 92              183
Cardinal Operating Company                                                          154                160              314
Columbus Southern Power Company                                                     275                285              560
Indiana Michigan Power Company                                                      137                146              283
Indiana Michigan Power/AEP Generating Joint Account (Rockport)                      152                327              480
Kentucky Power Company                                                              134                158              292
Ohio Power Company                                                                  683                711            1,393
     TOTALS                                                                     $ 2,157            $ 2,476          $ 4,633
                                                                               ==============   ==============    ==============

                          ANNUAL REPORT OF American Electric Power Service Corporation
                                      For the Year Ended December 31, 2000
                                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                                 (In Thousands)
-----------------------------------------------------------------------------------------------------------------
Instructions: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT  DESCRIPTION                                                       LABOR              EXPENSES     TOTAL

Account 163 - Billable Stores Expense Undistributed

Associate Companies

AEP Communications, Inc.                                                     $ 1              $ 1            $ 2
AEP Energy Services, Inc.                                                      4                6             10
AEP Generating Company                                                        62               55            117
AEP Investments, Inc.                                                          -                1              1
AEP Pro Serv, Inc.                                                             3                2              5
AEP Resources, Inc.                                                           14               12             26
American Electric Power Company, Inc.                                         35               37             72
Appalachian Power Company                                                  1,142            1,326          2,468
Appalachian Power/Ohio Power Joint Account (Amos)                             53               70            123
Appalachian Power/Ohio Power Joint Account (Sporn))                           37               48             85
C3 Communications, Inc.                                                        1               13             14
Cardinal Operating Company                                                    39               49             88
Central and South West Corporation                                            98               39            137
Central Ohio Coal Company                                                     18                2             20
Central Power and Light Company                                              633              590          1,223
Columbus Southern Power Company                                              587              674          1,261
Conesville Coal Preparation Company                                            6                5             11
Cook Coal Terminal                                                             7                3             10
CSW Credit , Inc.                                                              1                -              1
CSW Energy, Inc.                                                               1               11             12
CSW International, Inc.                                                        -                1              1
ENERSHOP                                                                       -                1              1
Indiana Michigan Power Company                                               797              934          1,731
Indiana Michigan Power/AEP Generating Joint Account (Rockport)                44               52             96
Indiana Michigan Power Company/Water Transportation Division                  15               26             41
Kentucky Power Company                                                       226              272            498
Kingsport Power Company                                                       44               50             94
Louisiana Intrastate Gas Company, LLC                                          1                2              3
Ohio Power Company                                                         1,224            1,421          2,645
Public Service Company of Oklahoma                                           406              399            805
SEEBOARD plc                                                                   4              173            177
Southern Ohio Coal Company - Meigs                                           106               70            176
Southwestern Electric Power Company                                          412              274            686
West Texas Utilities Company                                                 194              257            451
Wheeling Power Company                                                        29               32             61
Windsor Coal Company                                                          42               28             70

     TOTALS                                                              $ 6,286          $ 6,936        $13,222
                                                                     ============      ============  ============

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

-----------------------------------------------------------------------------
Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

----------------------------------------------------------------------------

                                     BALANCE AT          BALANCE AT
                                     BEGINNING              CLOSE
ACCOUNT DESCRIPTION                   OF YEAR              OF YEAR

Account 174 - Miscellaneous Current
 and Accrued Assets

Reclass of year-end debit balances
in liability accounts                      $   689             $ 1,676
Pension Plan                                 3,362               7,726
                                     --------------    ----------------

     TOTALS                                $ 4,051             $ 9,402
                                     ==============    ================

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

------------------------------------------------------------------------------

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

----------------------------------------------------------------------------

                                                BALANCE AT          BALANCE AT
                                                BEGINNING              CLOSE
ACCOUNT DESCRIPTION                              OF YEAR              OF YEAR

Account 186 - Miscellaneous Deferred Debits

Regulatory Asset - Postemployment Benefits        $ 973               $ 648
Regulatory Asset - Postretirement Benefits        2,478               3,715
Regulatory Asset - Taxes                            237                 217
Unbilled Charges                                    712                 172
                                            ------------          -----------

     TOTALS                                     $ 4,400             $ 4,752
                                            ============          ===========

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

------------------------------------------------------------------------------

Instructions: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-----------------------------------------------------------------------------

ACCOUNT DESCRIPTION                         AMOUNT

Account 188 - Billable Research,
Development, or Demonstration Expenditures

Transmission and Distribution                  $ 1,109
Steam Power                                        513
Maintenance of Boiler Plant                         13
Fuel                                                 8
Resource Allocation Framework Project
with Electric Power Research Institute             201
Wind                                              (170)
Solar                                               97
General Activities                                 334
                                            -----------

     TOTALS                                    $ 2,105
                                            ===========


          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                        SCHEDULE XI - PROPRIETARY CAPITAL
                 (Dollars in thousands except per share amounts)


                                                       NUMBER OF SHARES      PAR OR STATED          OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER        CLASS OF STOCK                      AUTHORIZED        VALUE PER SHARE       NO. OF SHARES      TOTAL AMOUNT

Account  201          Common Stock Issued                20,000                $ 100              13,500                 $ 1,350
Account  201          Common Stock Issued                10,000                 $ 10              10,000                     100
                                                                                                                   --------------
                                                                                                   TOTAL                 $ 1,450
                                                                                                                   ==============

--------------------------------------------------------------------------

Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

---------------------------------------------------------------------------

ACCOUNT DESCRIPTION                                      AMOUNT

Account 211 - Miscellaneous Paid-In Capital

            None

Account 215 - Appropriated Retained Earnings

            None

                                                        -------------
     TOTAL                                                       $ -
                                                        =============


Instructions: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                  BALANCE AT                          BALANCE AT
                                  BEGINNING    NET INCOME   DIVIDENDS    CLOSE
ACCOUNT DESCRIPTION               OF YEAR      OR (LOSS)      PAID     OF YEAR

Account 216 -
Unappropriated Retained Earnings   $-            $-         $-         $-
                                 -----------  ---------------------------------
                                 -----------  ---------------------------------
     TOTALS                        $-            $-         $-         $-
                                 ===========  =================================


          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
                          SCHEDULE XII - LONG-TERM DEBT
                                 (In Thousands)
----------------------------------------------------------------------------
Instructions:  Advances from associate  companies should be reported  separately for  advances  on notes,  and  advances  on open  accounts.  Names of  associate companies  from which  advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt, provide the name of  creditor  company or  organization,  terms of the  obligation,  date of maturity, interest rate, and the amount authorized and outstanding.

                         TERM OF OBLIGATION                                                                              BALANCE AT
NAME OF                    CLASS & SERIES      DATE OF   INTEREST    AMOUNT          BEGINNING                DEDUCTIONS   CLOSE
CREDITOR                    OF OBLIGATION     MATURITY     RATE    AUTHORIZED        OF YEAR      ADDITIONS      (1)      OF YEAR
Account 223 -
Advances From
Associate Companies                             None       None          $ 1,100      $ 1,100          $ -           $ -   $ 1,100
Account 224 -
Other Long-Term Debt:

Connecticut Bank & Trust
Company (as Trustee),
Series E Mortgage Notes                      12/15/2008   9.600           70,000       50,000            -         2,000    48,000
Suntrust Bank                                10/14/2003   6.355           10,000       10,000            -             -    10,000
SUBTOTALS                                                                 80,000       60,000            -         2,000    58,000
TOTALS                                                                  $ 81,100     $ 61,100          $ -       $ 2,000  $ 59,100
                                                                  ============== ==============  =========== =========== ===========

-------------------------------------------------------------------------------
(1) Give an explanation of deductions:
Loan Payments.  See Note 7, Schedule XIV for further explanation of dates of maturity.

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilites. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                   BALANCE AT            BALANCE AT
                                                                                   BEGINNING                CLOSE
ACCOUNT DESCRIPTION                                                                 OF YEAR                OF YEAR

Account 233 - Notes Payable to Associate Companies
   Central and South West Corporation                                                    $ 90,173               $ 61,398
     TOTALS                                                                              $ 90,173               $ 61,398
-------------------------------------------------------------------------------===================---====================
-------------------------------------------------------------------------------===================---====================
Account 234 - Accounts Payable to Associate Companies
   AEP Communications, LLC                                                      $                  -                $ 56
   AEP Energy Services Limited                                                                      -                 13
   AEP Energy Services, Inc.                                                                2,808                  2,479
   AEP Pro Serv Inc.                                                                                -                116
   AEP Resources Australia                                                                          -                 48
   AEP System Pool                                                                                  -                553
   American Electric Power Company, Inc.                                                       12                  3,766
   American Electric Power Service Corporation                                                329                         -
   Amos Plant                                                                                       -                257
   Appalachian Power Company                                                                 (427)                 3,193
   Appalachian Power/Ohio Power Joint Account (Sporn)                                               -                206
   Cardinal Operating Company                                                                       -                150
   Central and South West Corporation                                                       1,180                         -
   Central Power and Light Company                                                                  -              1,247
   Columbus Southern Power Company                                                           (194)                 3,187
   Datapult, LLC                                                                                    -                791
   Franklin Real Estate Company                                                                     -                115
   Indiana Michigan Power Company                                                           1,177                 22,168
   Indiana Michigan Power/AEP Generating Joint Account (Rockport)                                   -                147
   Kentucky Power Company                                                                   1,244                  1,381
   Kingsport Power Company                                                                          -                156
   Ohio Power Company                                                                       9,873                 35,421
   Public Service Company of Oklahoma                                                               -                717
   Southwestern Power Company                                                                       -                827
   West Texas Utilities                                                                             -                937
   Wheeling Power Company                                                                           -                167
   Miscellaneous - 5 items in 1999, 10 items in 2000                                           (9)                     3

     TOTALS                                                                              $ 15,993               $ 78,101
                                                                                        ==========             ==========

                                                                                   BALANCE AT            BALANCE AT
                                                                                   BEGINNING                CLOSE
                                                                                    OF YEAR                OF YEAR

Account 242 - Miscellaneous Current and Accrued Liabilities
   Control Cash Disbursements Accounts                                                    $ 9,937                $ 9,248
   Control Payroll Disbursement Accounts                                                      775                  1,101
   Deferred Compensation Benefits                                                           1,097                    763
   Employee Benefits                                                                        3,259                  4,287
   Incentive Pay                                                                           30,061                 95,727
   Real and Personal Property Taxes                                                           212                    644
   Rent for Office Space at Market Square, Washington, D.C.                                   209                     21
   Rent on John E. Dolan Engineering Laboratory                                               835                    791
   Rent on Personal Property                                                                  221                         -
   Severance Pay                                                                              627                         -
   Vacation Pay                                                                            23,884                 33,973
   Workers' Compensation                                                                      148                    669

     TOTALS                                                                              $ 71,265              $ 147,224
                                                                                       ==========              ==========

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
-----------------------------------------------------------------------------


                                  Schedule XIV
                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:              The space below is provided for important notes
                           regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-----------------------------------------------------------------------------

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
-----------------------------------------------------------------------------


                                  Schedule XIV
                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:              The space below is provided for important notes
                           regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------




1.  SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------

Organization

     American Electric Power Service Corporation (the Company or AEPSC) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides certain managerial and professional services including administrative and engineering services to the affiliated companies in the American Electric Power (AEP) System and periodically to unaffiliated companies.

Merger

On June 15, 2000, AEP Co., Inc.  merged with Central and South West  Corporation
(CSW) so that CSW became a wholly-owned subsidiary of AEP Co., Inc. On December 31, 2000, AEP Co., Inc. combined its investment in the net assets of CSW Services, Inc., a wholly-owned service company of CSW, with its investment in AEPSC. Since the merger of AEP and CSW was accounted for as a pooling of interests, the financial statements of AEPSC give retroactive effect to the combination of AEPSC and CSW Services, Inc. as if they had always been combined. Regulation and Basis of Accounting

As a subsidiary of AEP Co., Inc., AEPSC is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act).

     The Company's accounting conforms to the Uniform System of Accounts for Mutual and Subsidiary Service Companies prescribed by the SEC pursuant to the 1935 Act. As a cost-based rate-regulated entity, AEPSC's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), the financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through billings to affiliated companies and regulatory liabilities are expected to reduce future billings. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS
71. Among other things application of SFAS 71 requires that the Company's billing rates be cost- based regulated. In the event a portion of the Company's business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and long-term assets would have to be tested for possible impairment.

Recognized regulatory assets and liabilities are comprised of the following:

                                    December 31,
                                        2000
                                        ----
                                   (in thousands)
Regulatory Assets:
 Unamortized Loss on
  Reacquired Debt                      $3,375
 Postretirement Benefits                  648
 Postemployment Benefits                3,715
                                       ------
  Total Regulatory Assets              $7,738
                                       ======

Regulatory Liabilities:
 Deferred Amounts Due to
  Affiliates for Income Tax Benefits   $7,274
 Deferred Investment
   Tax Credits                            902
                                       ------
  Total Regulatory Liabilities         $8,176
                                       ======

Use of Estimates

     The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Operating Revenues and Expenses

     Services rendered to both affiliated and unaffiliated companies are provided at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by AEP Co., Inc. The costs of the services are determined on a direct charge basis to the extent practicable and on reasonable bases of proration for indirect costs.

Income Taxes

     The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in billings, (that is, deferred taxes are not included in the cost of determining regulated billings for services), deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Investment Tax Credits

     Investment tax credits have been accounted for under the flow-through method unless they have been deferred in accordance with regulatory treatment. Investment tax credits that have been deferred are being amortized over the life of the related investment.

Property

     Property is stated at original cost. Land, structures and structural improvements are generally subject to first mortgage liens. Depreciation is provided on a straight-line basis over the estimated useful lives of the property. The annual composite depreciation rate is 9.8%.

Investments

     Investments include the cash surrender value of trust owned life insurance policies held under a grantor trust to provide funds for non-qualified deferred compensation plans sponsored by the Company.

Cash and Cash Equivalents

     Cash and cash equivalents include unrestricted special deposits, working funds and temporary cash investments with original maturities of three months or less.

Debt

     With SEC staff approval, gains and losses on reacquired debt are deferred and amortized over the term of the replacement debt.

     Debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

Comprehensive Income

     There were no material differences between net income and comprehensive income.


2.  COMMITMENTS AND CONTINGENCIES:
    -----------------------------
     The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, any potential liability which may result there from would be recoverable from affiliated companies.

     On February 20, 2001, the U.S. District Court for the Southern District of Ohio ruled against the AEP Sysem companies in their suit against the United States over deductibilty of interest claimed in their consolidated federal income tax retrun related to a corporate owned life insurance (COLI) program. The suit was filed to resolve the IRS' assertion that interest deductions for the COLI program should not be allowed. In 1998 and 1999 AEPSC paid the disputed taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of additional interest on the contested tax. The payments were included in Investments on the balance sheet pending the resolution of this matter. As a result of the U. S. District Court's decision to deny the COLI interest deductions, expenses increased by $38 million which were billed to the affiliated companies. The appeal of this decision is planned.

3.  BENEFIT PLANS:
    -------------

     The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees. Net pension credits for the year ended December 31, 2000 were $5.7 million.

     Postretirement Benefits Other Than Pensions are provided for retired employees for medical and death benefits under an AEP System plan. The Company's annual accrued costs were $18 million in 2000.

     A defined contribution employee savings plan required that the Company make contributions to this plan totaling $10.8 million in 2000.


4.  FINANCIAL INSTRUMENTS AND RISK
    MANAGEMENT:

     The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 2000 the fair value of long-term debt, excluding advances from Parent Company, was $70 million based on quoted market prices for similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt, excluding advances from Parent Company, was $58 million at December 31, 2000.

     The Company is subject to market risk as a result of changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has fixed and variable interest rates with terms from one day to nine years at December 31, 2000. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period.

5.  INCOME TAXES:
    ------------

     The details of income taxes as reported are as follows:

                             Year Ended December 31,
                                       2000
                                       ----
                                 (in thousands)

Current (net)                       $ 70,526
Deferred (net)                       (18,485)
Deferred Investment
 Tax Credits (net)                       (51)
                                    --------
  Total Income Taxes As Reported    $ 51,990
                                    ========


     The following is a reconciliation of the difference between the amount of income taxes computed by multiplying book income before income taxes by the federal statutory tax rate, and the amount of income taxes reported.



                       Year Ended December 31,
                                2000
                                ----
                            (in thousands)
Net Income                        -
Income Taxes                   $ 51,990
                                 ------
Pre-Tax Income                 $ 51,990
                                =======

Income Tax on Pre-Tax Income
 at Statutory Rate (35%)       $ 18,197
Increase (Decrease)
 in Income Tax Resulting
 from the Following Items:
    Corporate Owned
    Life Insurance               29,560
    State Income Taxes            2,700
    Other                         1,533
                               --------
Total Income Taxes as Reported $ 51,990
                              =========

Effective Income Tax Rate           N.M.
                                    ====


The following tables show the elements of the net deferred tax asset and the significant temporary differences:

                                      December 31,
                                          2000
                                          ----
                                    (in thousands)
Deferred Tax Assets                    $ 73,105
Deferred Tax Liabilities                (42,750)
                                       --------
  Net Deferred Tax Assets              $ 30,355
                                       ========

Property Related Temporary
  Differences                          $(36,652)
Accrued Pension Expense                   8,283
Accrued Vacation Pay                      7,978
Deferred and Accrued Compensation        20,785
Amounts Due to Affiliates
  For Future Income Taxes                 2,239
All Other (net)                          27,722
                                       --------
  Net Deferred Tax Assets              $ 30,355
                                       ========


     The Company joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.


     The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1999 are presently being audited by the IRS. Management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

     6.  LEASES:
         ------

     Leases of structures, improvements, office furniture and miscellaneous equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

The components of lease rental costs are as follows:

                                          Year Ended
                                         December 31,
                                             2000
                                             ----
                                       (in thousands)
Lease Payments on Operating Leases         $ 8,419
Amortization of Capital Leases              27,402
Interest on Capital Leases                   6,748
                                           -------
Total Lease Rental Costs                   $42,569
                                           =======

Property under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                       December 31,
                                           2000
                                           ----
                                      (in thousands)
Property Under Capital Leases:
 Structures and Improvements             $ 11,754
 Office Furniture and
  Miscellaneous Equipment                 115,671
                                         --------
  Total Property Under Capital Leases     127,425
Accumulated Amortization                   53,982
                                         --------
  Net Property Under Capital Leases      $ 73,443
                                         ========

Obligations Under Capital Leases*:
 Noncurrent Liability                     $48,645
 Liability Due Within One Year             24,798
                                          -------
  Total Obligations Under Capital leases  $73,443
                                          =======

* Represents the present value of future minimum lease payments.

Property under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease payments for capital leases consisted of the following at December 31, 2000:

                                           Capital
                                           Leases
                                           ------
                                       (in thousands)

2001                                      $29,352
2002                                       21,792
2003                                       14,052
2004                                        6,940
2005                                        3,137
Later Years                                16,027
                                       ----------
Total Future Minimum Lease Rentals         91,300
Less Estimated Interest Element            17,857
                                       ----------
Estimated Present Value of Future
 Minimum Lease Rentals                    $73,443
                                          =======

      Future minimum lease payments for noncancellable operating leases were not material at December 31, 2000.

7.   LONG-TERM DEBT:
     --------------

      Long-term debt was outstanding as follows:
                                        December 31,
                                        ------------
                          Interest         2000
                                           ----
                            Rate       (in thousands)
                          --------
Notes Payable to Banks:
     Due October 2003      6.355%         $10,000
Mortgage Notes:
     Series E (a)          9.60%           48,000


Advances from
  Parent Company           (b)              1,100
                                          -------
                                           59,100
  Less Portion Due Within One Year          2,000
                                          -------
         Total                            $57,100
                                          =======

(a) Due in annual installments of $2,000,000 until 2007 and the balance in December 2008.
(b) The advances from parent company are non-interest bearing and have no due date.

     Long-term debt outstanding at December 31, 2000 is payable as follows:

              Principal
               Amount
            ------------
           (in thousands)

2001              $ 2,000
2002                2,000
2003               12,000
2004                2,000
2005                2,000
Later Years        39,100
                  -------
  Total           $59,100
                  =======


8.  SEGMENT INFORMATION:
    -------------------

      The Company has one reportable segment. The Company provides certain managerial and professional services including administrative and engineering services. For the year ended December 31, 2000, all of the Company's revenues are derived from managerial and professional services including administrative and engineering services in the United States.

9.  MERGER AND ACQUISITIONS COSTS:
    -----------------------------

The cost of services performed by AEPSC related to mergers and acquisitions are charged to AEP Co., Inc., or its regulated affiliates, or nonregulated affiliates as appropriate. Such costs would be charged to AEP's regulated utilities only if the merger or acquisition pertained to them. Merger costs of AEP Co., Inc. with CSW that were allowed to be recovered from rate-payers were recorded on the electric utility affiliates' books.

10.   SHORT-TERM DEBT BORROWINGS
      --------------------------
In June 2000 the AEP System established a Money Pool to coordinate short-term borrowings for certain subsidiaries, primarily the domestic electric utility operating companies. The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants, thereby minimizing the need for short-term borrowings from external sources and increasing the interest income for participants with available cash. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP needs to borrow to meet the short-term cash requirements of other participants whose short-term cash requirements are met through advances from the Money Pool. AEP borrows the funds on a daily basis, when necessary, to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. The Money Pool participants include interest income in nonoperating income and interest expense in interest charges. As a result of becoming a Money Pool participant, AEPSC retired its short-term debt. At December 31, 2000 AEPSC is a net borrower from the Money Pool and reports its debt position as Advances from Affiliates on the balance sheet.

AEPSC incurred interest expense for amounts borrowed from the AEP money pool for 2000 of $4,748,000.


                    ANNUAL REPORT OF American Electric Power Service Corporation

                                For the Year Ended December 31, 2000

                             SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                           (In Thousands)

    ACCOUNT     DESCRIPTION                                                   CURRENT        PRIOR
                                                                               YEAR           YEAR
                                                                            ------------   -----------
                INCOME
      456       Other electric revenues                                           $ 138         $ 218
      457       Services rendered to associate companies                      1,200,660       866,171
      458       Services rendered to non associate companies                      4,381         2,203
      419       Interest  income - other                                             96           157
      421       Miscellaneous income or loss                                      4,660           592
      447       Impact studies                                                      322           245
                                                                            ------------   -----------
                     TOTAL INCOME                                             1,210,257       869,586
                                                                            ------------   -----------


                EXPENSES
    500-559     Power production                                                184,585        25,469
    560-579     Transmission                                                     22,329         6,451
    580-599     Distribution                                                     28,647         9,170
    901-903     Customer accounts expense                                       111,402        34,447
      905       Miscellaneous customer accounts                                     907           275
    906-917     Customer service & information                                   26,998         7,188
      920       Salaries and wages                                              322,187       392,663
      921       Office supplies and expenses                                     67,327        63,270
      922       Administrative expense transferred - credit                    (164,947)      (48,992)
      923       Outside services employed                                        90,681       135,677
      924       Property insurance                                                  227           177
      925       Injuries and damages                                              8,527         1,334
      926       Employee pensions and benefits                                   74,505        62,433
      928       Regulatory commission expense                                    12,634         1,747
     930.1      General advertising expenses                                      3,034         4,607
     930.2      Miscellaneous general expenses                                   17,865        13,033
      931       Rents                                                            71,198        51,055
      935       Maintenance of structures and equipment                          14,269         9,754
    403-405     Depreciation and amortization expense                            18,115        14,931
      408       Taxes other than income taxes                                    34,353        30,007
      409       Income taxes                                                     70,819        15,576
      410       Provision for deferred income taxes                              35,148        14,642
      411       Provision for deferred income taxes - credit                    (53,683)      (29,181)
      416       Expense - sports lighting                                         1,883             3
      417       Administrative - business venture                                 1,456         1,299
     426.1      Donations                                                         1,949         2,161
 426.3 - 426.5  Other deductions                                                  3,613         4,971
      427       Interest on long-term debt                                        5,853         6,266
      428       Amortization of debt discount and expense                           427             -
      430       Interest on debt to associate companies                           7,095         4,704
      431       Other interest expense                                           12,501         1,479
                                                                            ------------   -----------
                     TOTAL EXPENSE - INCOME STATEMENT                         1,031,904       836,616
                                                                            ------------   -----------

                COST OF SERVICE - BALANCE SHEET
      107       Construction work in progress                                   128,957        19,172
      108       Retirement work in progress                                       4,905            71
      120       Nuclear fuel                                                          1             -
      151       Fuel stock                                                        1,978             -
      152       Fuel stock expense undistributed                                  4,425             -
      163       Stores expense undistributed                                     12,151         3,607
      165       Prepayments                                                           -          (478)
      182       Regulatory Assets                                                 1,863             -
      183       Preliminary survey and investigation charges                        747           787
      184       Clearing accounts                                                 2,687         1,241
      186       Miscellaneous deferred debits                                    18,650         8,536
      188       Research, development, or demonstration expenses                  1,989            34
                                                                            ------------   -----------
                     TOTAL COST OF SERVICE - BALANCE SHEET                      178,353        32,970
                                                                            ------------   -----------
                     NET INCOME OR (LOSS)                                           $ -           $ -
                                                                            ============   ===========

------------------------------------------------------------------------------------------------------

Notes:
All accounts on this schedule reflect amounts as booked by the service company.
Prior to 2000, the Balance Sheet accounts only include amounts billable to former CSW system companies.

                        ANNUAL REPORT OF American Electric Power Service Corporation

                                    For the Year Ended December 31, 2000

                           ANALYSIS OF BILLING - ASSOCIATE COMPANIES - ACCOUNT 457
                                               (In Thousands)

                                                  DIRECT         INDIRECT        COMPENSATION       TOTAL
                                                  COSTS            COSTS          FOR USE          AMOUNT
NAME OF ASSOCIATE COMPANY                        CHARGED          CHARGED         OF CAPITAL       BILLED
                                              ---------------  --------------  -------------------------------
                                                  457 .1          457 .2           457 .3

AEP Communications, Inc.                               $ 155            $ 20              $ 2           $ 177
AEP Communications, LLC                               10,217           1,760               12          11,989
AEP Credit, Inc.                                         582             174                2             758
AEP Delaware Investment Company II                         7               1                -               8
AEP Energy Management, LLC                               265              31                -             296
AEP Energy Services Gas Holding Company                   22               3                          1    26
AEP Energy Services, Inc.                             26,134           1,940               41          28,115
AEP Energy Services Limited                              929             120                -           1,049
AEP Energy Services Ventures, Inc.                        11               -                -              11
AEP Fiber Venture, LLC                                   121              14                -             135
AEP Generating Company                                 2,542             193                8           2,743
AEP Investments, Inc.                                    734             123                -             857
AEP Power Marketing, Inc.                                 28               2                -              30
AEP Pro Serv, Inc.                                     8,482           1,264                6           9,752
AEP Pushan Power, LDC                                    633              77                -             710
AEP Resources Australia Holdings Pty, Ltd                 17               3                -              20
AEP Resources Australia Pty., Ltd.                         2               -                -               2
AEP Resources International, Limited                      21               3                -              24
AEP Resources Limited                                    115              20                -             135
AEP Resources Project Management Company, Ltd              4               -                -               4
AEP Resources, Inc.                                   10,609           1,487               15          12,111
AEP Resources Services LLC                                 8               1                -               9
AEP Retail Energy, LLC                                   134              19                -             153
AEP System Pool                                       20,292           2,572                -          22,864
American Electric Power Company, Inc.                 35,565           5,084               74          40,723
Appalachian Power Company                            149,230          17,624              427         167,281
Appalachian Power/Ohio Power Joint Account (Amos)     15,326           1,691               43          17,060
Appalachian Power/Ohio Power Joint Account (Sporn)     3,489             466               23           3,978
Blackhawk Coal Company                                    19              17                -              36
C3 Communications, Inc.                                1,027             193               17           1,237
Cardinal Operating Company                             4,583             548               24           5,155
Cedar Coal Company                                        46               4                -              50
Central and South West Corporation                   102,644           7,906              574         111,124
Central Appalachian Coal Company                           1               -                -               1
Central Coal Company                                       3               1                -               4
Central Ohio Coal Company                              2,239             214                6           2,459
Central Power and Light Company                       88,860          16,464            1,045         106,369
Colomet, Inc.                                             48               8                -              56
Columbus Southern Power Company                       86,785          10,348              251          97,384
Conesville Coal Preparation Company                      680             110                2             792
CSW Credit, Inc.                                         571              82               11             664
CSW Energy, Inc.                                       2,247             526               23           2,796
CSW Energy Services, Inc.                                593              99                5             697
CSW International, Inc.                                  593             129                7             729
CSW Leasing, Inc.                                         46              10                -              56
EnerShop Inc.                                            104              27                3             134
Franklin Real Estate Company                             122              10                -             132
Indiana Franklin Reality, Inc.                            13               1                -              14
Indiana Michigan Power Company                       116,486          12,319              290         129,095
Indiana Michigan Power/Water Transportation            1,457             198                3           1,658
Indiana Michigan/AEP Generating Joint
  Account (Rockport)                                   6,121             856               23           7,000
Jefferson Island Storage & Hub LLC                       179              16                -             195
Kentucky Power Company                                32,090           3,803               93          35,986
Kingsport Power Company                                3,947             530               14           4,491
LIG Chemical Company                                       2               1                -               3
LIG Liquids Company LLC                                  138              14                -             152
LIG Pipeline Company                                       3               1                -               4
LIG, Inc.                                                  1               -                -               1
Louisiana Intrastate Gas Company, LLC                    188              19                -             207
Ohio Power Company                                   155,200          17,667              434         173,301
Ohio Power/Cook Coal Terminal                            636              81                2             719
Public Service Company of Oklahoma                    51,463           9,681              551          61,695
SEEBOARD                                               7,350           1,276               46           8,672
Simco, Inc.                                                2               -                -               2
Southern Appalachian Coal Company                          3               1                -               4
Southern Ohio Coal Company - Martinka                    687               2                -             689
Southern Ohio Coal Company - Meigs                     6,906             763               17           7,686
Southwestern Electric Power Company                   63,919          12,165              685          76,769
Tuscaloosa Pipeline Company                                2               -                -               2
West Texas Utilites Company                           28,394           5,774              319          34,487
Wheeling Power Company                                 4,119             543               14           4,676
Windsor Coal Company                                   2,725             307                6           3,038
Unbilled Revenues                                       (781)              -                -            (781)
                                              ---------------  --------------  ---------------  --------------

                       TOTALS                    $ 1,058,135       $ 137,406          $ 5,119     $ 1,200,660
                                              ===============  ==============  ===============  ==============

                                               ANNUAL REPORT OF American Electric Power Service Corporation
                                                           For the Year Ended December 31, 2000
                                                ANALYSIS OF BILLING - NONASSOCIATE COMPANIES - ACCOUNT 458
                                                                      (In Thousands)
                                         DIRECT      INDIRECT     COMPENSATION                 EXCESS             TOTAL
                                          COST         COST        FOR USE        TOTAL          OR              AMOUNT
         NAME OF NONASSOCIATE COMPANY   CHARGED      CHARGED      OF CAPITAL      COST         DEFICIENCY        BILLED

                                         458.1        458.2         458.3                       458.4


Associated Electric Cooperative             $     2          $ -            $ -      $    2           $ -            $     2
Cartonajes Estrella                              69            -              -          69             -                 69
Casino Magic                                      1            -              -           1             -                  1
CG&E/Zimmer Services Agreement                    2            -              -           2             -                  2
Cinergy                                           7            1              -           8             -                  8
City of Collinsville                              8            -              -           8             -                  8
City of Minden                                   29            -              -          29             -                 29
East Central Area Reliability                 1,173          166              -       1,339             -              1,339
Electric Power Research Institute                15            -              -          15             -                 15
Geothermal Heat Pump Consortium                  (7)           -              -          (7)            -                 (7)
Harrah's Casino                                  27            -              -          27             -                 27
Indiana Kentucky Electric Corporation         1,457           56              -       1,513             -              1,513
Ohio Valley Electric Company                  1,053          181              -       1,234             -              1,234
Sabine Mining Company                             -            -              -           -             3                  3
Sistemas De Energia                              56            -              -          56             -                 56
Whit                                              -            -              -           -             1                  1
Others                                           57            9              -          66            15                 81
       TOTALS                               $ 3,949        $ 413            $ -     $ 4,362          $ 19            $ 4,381


-------------------------------------------------------------------------------------------------------------------------------
Instruction:  Provide  a brief  description  of the  services  rendered  to each
nonassociate  company:   Engineering,   Computer  and  Environmental  Laboratory
services.
-------------------------------------------------------------------------------------------------------------------------------

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

-------------------------------------------------------------------------------------------------------------------------------

Instruction:  Total cost of service will equal for  associate  and  nonassociate companies  the total  amount  billed  under their  separate  analysis of billing schedules.
----------------------------------------------------------------------------------------------------------------------------------

                                                        ASSOCIATE COMPANY CHARGES              NONASSOCIATE COMPANY CHARGES
                                                    DIRECT     INDIRECT                    DIRECT      INDIRECT
ACCOUNT      DESCRIPTION OF ITEMS                   COST         COST         TOTAL         COST         COST         TOTAL
COST OF SERVICE - INCOME STATEMENT

 456         Other electric revenues                  $(138)         $--        $ (138)         $ -          $ -           $ -
 421         Miscellaneous income or loss            (4,573)         (87)       (4,660)           -            -             -
 447         Impact studies                            (322)           -          (322)           -            -             -
 458         Services rendered to
               non associate companies                  (19)           -           (19)          19            -            19
 500-559     Power production                       171,821       12,223       184,044          426          115           541
 560-579     Transmission                            19,133        2,803        21,936          393            -           393
 580-599     Distribution                            23,361        5,253        28,614           33            -            33
 901-903     Customer accounts expense              100,183       11,216       111,399            3            -             3
 905         Customer assistance                        841           66           907            -            -             -
 906-917     Customer service & information          24,233        2,765        26,998            -            -             -
 920         Salaries and wages                     285,807       34,821       320,628        1,442          117         1,559
 921         Office supplies and expenses            57,309        9,608        66,917          396           14           410
 922         Administrative expense
               transferred - credit                (164,334)        (613)     (164,947)           -            -             -
 923         Outside service employed                82,623        8,136        90,759         (114)          36           (78)
 924         Property insurance                         214           13           227            -            -             -
 925         Injuries and damages                     8,066          456         8,522            5            -             5
 926         Employee pensions and benefits          72,357        2,010        74,367          133            5           138
 928         Regulatory commission expense           11,583        1,051        12,634            -            -             -
 930.1       General advertising expense              2,919          115         3,034            -            -             -
 930.2       Miscellaneous general expense           17,029          834        17,863            2            -             2
 931         Rents                                   55,840       15,283        71,123            -           75            75
 935         Maintenance of structures and equipment 12,909        1,363        14,272            -           (3)           (3)
 403-405     Depreciation and amortization expense   15,877        2,220        18,097            -           18            18
 408         Taxes other than income taxes           32,058        2,284        34,342            -           11            11
 409         Income taxes                            68,746        1,115        69,861          958            -           958
 410         Provision for deferred income taxes     35,816         (668)       35,148            -            -             -
 411         Provision for deferred
               income taxes - credit                (53,747)         154       (53,593)         (90)           -           (90)
 416         Sports lighting                          1,772          111         1,883            -            -             -
 417         Administrative - business venture          984          301         1,285          171            -           171
 419         Interest income - other                    (95)          (1)          (96)           -            -             -
 426.1       Donations                                1,853           96         1,949            -            -             -
 426.3-426.5 Other deductions                         3,354          259         3,613            -            -             -
 427         Interest on long-term debt               3,294        2,536         5,830            -           23            23
 428         Amortization of debt discount and expense  226          199           425            -            2             2
 430         Interest on debt to associate companies  4,245        2,850         7,095            -            -             -
 431         Other interest expense                  12,176          135        12,311          190            -           190
                                                  ----------   ----------   -----------  -----------   ----------   -----------
TOTAL COST OF SERVICE - INCOME STATEMENT            903,401      118,907     1,022,308        3,967          413         4,380
                                                  ----------   ----------   -----------  -----------   ----------   -----------

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

-----------------------------------------------------------------------------------------------

Instruction:  Total cost of service will equal for  associate  and  nonassociate companies  the total  amount  billed  under their  separate  analysis of billing schedules.
----------------------------------------------------------------------------------------------

                                                             TOTAL CHARGES FOR SERVICE
                                                        DIRECT       INDIRECT
ACCOUNT      DESCRIPTION OF ITEMS                        COST          COST        TOTAL
COST OF SERVICE - INCOME STATEMENT

 456         Other electric revenues                      $ (138)            -       $ (138)
 421         Miscellaneous income or loss                 (4,573)          (87)      (4,660)
 447         Impact studies                                 (322)            -         (322)
 458         Services rendered to
               non associate companies                         -             -            -
 500-559     Power production                            172,247        12,338      184,585
 560-579     Transmission                                 19,526         2,803       22,329
 580-599     Distribution                                 23,394         5,253       28,647
 901-903     Customer accounts expense                   100,186        11,216      111,402
 905         Customer assistance                             841            66          907
 906-917     Customer service & information               24,233         2,765       26,998
 920         Salaries and wages                          287,249        34,938      322,187
 921         Office supplies and expenses                 57,705         9,622       67,327
 922         Administrative expense
               transferred - credit                (    (164,334)         (613)    (164,947)
 923         Outside service employed                     82,509         8,172       90,681
 924         Property insurance                              214            13          227
 925         Injuries and damages                          8,071           456        8,527
 926         Employee pensions and benefits               72,490         2,015       74,505
 928         Regulatory commission expense                11,583         1,051       12,634
 930.1       General advertising expense                   2,919           115        3,034
 930.2       Miscellaneous general expense                17,031           834       17,865
 931         Rents                                        55,840        15,358       71,198
 935         Maintenance of structures and equipment      12,909         1,360       14,269
 403-405     Depreciation and amortization expense        15,877         2,238       18,115
 408         Taxes other than income taxes                32,058         2,295       34,353
 409         Income taxes                                 69,704         1,115       70,819
 410         Provision for deferred income taxes          35,816          (668)      35,148
 411         Provision for deferred
               income taxes - credit                     (53,837)          154      (53,683)
 416         Sports lighting                               1,772           111        1,883
 417         Administrative - business venture             1,155           301        1,456
 419         Interest income - other                         (95)           (1)         (96)
 426.1       Donations                                     1,853            96        1,949
 426.3-426.5 Other deductions                              3,354           259        3,613
 427         Interest on long-term debt                    3,294         2,559        5,853
 428         Amortization of debt discount and expense       226           201          427
 430         Interest on debt to associate companies       4,245         2,850        7,095
 431         Other interest expense                       12,366           135       12,501
                                                      ----------   -----------  -----------
TOTAL COST OF SERVICE - INCOME STATEMENT                 907,368       119,320    1,026,688
                                                      ----------   -----------  -----------


                                                        ASSOCIATE COMPANY CHARGES              NONASSOCIATE COMPANY CHARGES
                                                    DIRECT     INDIRECT                    DIRECT      INDIRECT
ACCOUNT      DESCRIPTION OF ITEMS                   COST         COST         TOTAL         COST         COST         TOTAL

 COST OF SERVICE - BALANCE SHEET
 107         Construction work in progress          117,666       11,290       128,956            1            -             1
 108         Retirement work in progress              4,682          223         4,905            -            -             -
 120         Nuclear fuel                                 1            -             1            -            -             -
 151         Fuel stock                               1,661          317         1,978            -            -             -
 152         Fuel stock expense undistributed         4,145          280         4,425            -            -             -
 163         Stores expense undistributed            10,901        1,250        12,151            -            -             -
 182         Regulatory assets                        1,856            7         1,863            -            -             -
 183         Preliminary survey &
               investigation charges                    616          131           747            -            -             -
 184         Clearing accounts                        2,492          195         2,687            -            -             -
 186         Miscellaneous deferred debits           17,151        1,499        18,650            -            -             -
 188         Research, development, or
               demonstration expense                  1,782          207         1,989            -            -             -
                                                  ----------   ----------   -----------  -----------   ----------   -----------
 TOTAL COST OF SERVICE - BALANCE SHEET              162,953       15,399       178,352            1            -             1
                                                  ----------   ----------   -----------  -----------   ----------   -----------


                                                  ----------   ----------   -----------  -----------   ----------   -----------
       TOTAL COST OF SERVICE                      $1,066,354   $ 134,306    $ 1,200,660     $ 3,968        $ 413       $ 4,381
                                                  ==========   ==========   ===========  ===========   ==========   ===========

                                                             TOTAL CHARGES FOR SERVICE
                                                        DIRECT       INDIRECT
ACCOUNT      DESCRIPTION OF ITEMS                        COST          COST        TOTAL
 COST OF SERVICE - BALANCE SHEET
 107         Construction work in progress           117,667        11,290      128,957
 108         Retirement work in progress               4,682           223        4,905
 120         Nuclear fuel                                  1             -            1
 151         Fuel stock                                1,661           317        1,978
 152         Fuel stock expense undistributed          4,145           280        4,425
 163         Stores expense undistributed             10,901         1,250       12,151
 182         Regulatory assets                         1,856             7        1,863
 183         Preliminary survey &
               investigation charges                     616           131          747
 184         Clearing accounts                         2,492           195        2,687
 186         Miscellaneous deferred debits            17,151         1,499       18,650
 188         Research, development, or
               demonstration expense                   1,782           207        1,989
                                                   ----------   -----------  -----------
 TOTAL COST OF SERVICE - BALANCE SHEET               162,954        15,399      178,353
                                                   ----------   -----------  -----------


                                                   ----------   -----------  -----------
       TOTAL COST OF SERVICE                       $ 1,070,322   $ 134,719   $ 1,205,041
                                                   ==========   ===========  ===========

                                                 ANNUAL REPORT OF American Electric Power Service Corporation
                                                             For the Year Ended December 31, 2000
                                      SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                                                        (In Thousands)
-----------------------------------------------------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System  of  Accounts).
-----------------------------------------------------------------------------------------------------------------------------
                                                                          DEPARTMENT OR SERVICE FUNCTION
                                                         TOTAL                           ACCOUNTING      AEP        AUDIT
ACCOUNT      DESCRIPTION OF ITEMS                       AMOUNT     OVERHEAD  ACCOUNTING  & FIN. SVCS.  PROSERV    SERVICES
 456         Other Electric Revenues                       $ (138)       $ -         $ -         $ -         $ -         $ -
 419         Interest Income - Other                          (96)         -          (1)          -           -           -
 421         Miscellaneous Income or Loss                  (4,660)       (44)     (4,411)          -           -           -
 447         Impact Studies                                  (322)         -           -           -           -           -
 500-559     Power Production                             184,585      2,053          93          14         480          65
 560-579     Transmission                                  22,329        939         199           -           -          19
 580-599     Distribution                                  28,647      2,526         610           -           -          30
 901-903     Customer Accounts Expense                    111,402      3,273       8,829           -           -           5
 905         Misc. Customer Accounts/Customer Assistance      907         34           -           -           -           -
 906-917     Customer Service & Information                26,998        844         991           -          15           -
 920         Salaries and Wages                           322,187     11,955      29,986         125         225       5,556
 921         Office Supplies and Expenses                  67,327      7,704       1,989           2           3         523
 922         Administrative Expense Transferred - Credit (164,947)         1    (196,815)          8           8         234
 923         Outside Service Employed                      90,681      8,016       2,542           -           -         214
 924         Property Insurance                               227         11          (1)          -           -           -
 925         Injuries and Damages                           8,527        178         507           -           -           8
 926         Employee Pensions and Benefits                74,505      1,237      15,225           2           -         261
 928         Regulatory Commission Expense                 12,634          7         967           -           -          20
 930.1       General Advertising Expense                    3,034         17           -           -           1           -
 930.2       Miscellaneous General Expense                 17,865        258       7,066           -           -          14
 931         Rents                                         71,198     17,545       1,426           -           -          75
 935         Maintenance of Structures and Equipment       14,269      2,124          77           -           -           4
 403-405     Depreciation and Amortization Expense         18,115     11,505       4,417           -           -           -
 408         Taxes Other than Income Taxes                 34,353      1,987      11,475           5           2         188
 409         Income Taxes                                  70,819      1,329         302           -           -           -
 410         Provision for Deferred Income Taxes           35,148      3,664      (1,834)          -           -           -
 411         Provision for Deferred Income Taxes - Credit (53,683)    (5,577)      1,402           -           -           -
 417         Administrative - Business Venture              1,456         25           -           -         275           -
 416         Cost and Expense of Merchandising              1,883         43         983           -           -          11
 426.1       Donations                                      1,949         74           4           -           -           2
 426.3-426.5 Other Deductions                               3,613         37         223           -         113           -
 427         Interest on Long Term Debt                     5,853      2,385         177           -           -           -
 428         Amortization on Long Term Debt                   427        201           -           -           -           -
 430         Interest On Debt To Associate  Companies       7,095         26       6,126           -           -           -
 431         Other Interest Expense                        12,501          7         201           -           -           -
 107         Construction Work in Progress                128,957      4,219       1,132           4          83           6
 108         Retirement Work in Progress                    4,905         41         171           -          14           -
 120         Nuclear Fuel                                       1          -           -           -           -           -
 151         Fuel Stock                                     1,978        176         138           -           -           8
 152         Fuel Stock Expense Undistributed               4,425        126         332           -           -           -
 163         Stores Expense Undistributed                  12,151        472        (134)          -           -           1
 182         Regulatory Assets                              1,863          4          39           -           -           -
 183         Preliminary Survey & Investigation Charges       747          -           1           -           -           -
 184         Clearing Accounts                              2,687         (8)        (17)         10           -           -
 186         Miscellaneous Deferred Debits                 18,650        781        (510)          -           -           1
 188         Research, Development, or Demonstration Exp.   1,989        112         (11)          -           -           -
                      TOTAL COST OF SERVICE           $ 1,205,041   $ 80,307  $ (106,104)      $ 170     $ 1,219     $ 7,245
------------------------------------------------------=======================================================================

                                                 ANNUAL REPORT OF American Electric Power Service Corporation
                                                             For the Year Ended December 31, 2000
                                      SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                                                        (In Thousands)
-------------------------------------------------------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System  of  Accounts).
-------------------------------------------------------------------------------------------------------------------------------
                                                          DEPARTMENT OR SERVICE FUNCTION
                                                         CORPORATE   CORPORATE   CORPORATE
ACCOUNT      DESCRIPTION OF ITEMS                         COMMUN.    DEVELOP.   PLAN & BUDG.
 456         Other Electric Revenues                            $ -         $ -         $ -
 419         Interest Income - Other                              -           -           -
 421         Miscellaneous Income or Loss                         -           -           -
 447         Impact Studies                                       -           -           -
 500-559     Power Production                                    32         109       1,122
 560-579     Transmission                                         -          51           6
 580-599     Distribution                                        41          74           -
 901-903     Customer Accounts Expense                            1          30         243
 905         Misc. Customer Accounts/Customer Assistance         40           -           -
 906-917     Customer Service & Information                   1,835          27          48
 920         Salaries and Wages                               7,798      19,242       8,105
 921         Office Supplies and Expenses                     2,122       2,474         770
 922         Administrative Expense Transferred - Credit        260       1,311         229
 923         Outside Service Employed                         1,397       1,659         562
 924         Property Insurance                                   -           -           -
 925         Injuries and Damages                                12          27          11
 926         Employee Pensions and Benefits                     321         919         344
 928         Regulatory Commission Expense                       50          37         751
 930.1       General Advertising Expense                      2,965           -           -
 930.2       Miscellaneous General Expense                      307         467         172
 931         Rents                                              208         151          61
 935         Maintenance of Structures and Equipment              3          12          34
 403-405     Depreciation and Amortization Expense                -           -           -
 408         Taxes Other than Income Taxes                      266         571         249
 409         Income Taxes                                         -           -           -
 410         Provision for Deferred Income Taxes                  -           -           -
 411         Provision for Deferred Income Taxes - Credit         -           -           -
 417         Administrative - Business Venture                    -           -           -
 416         Cost and Expense of Merchandising                    -          52           -
 426.1       Donations                                          384           -           -
 426.3-426.5 Other Deductions                                   146          18           2
 427         Interest on Long Term Debt                           -           -           -
 428         Amortization on Long Term Debt                       -           -           -
 430         Interest On Debt To Associate  Companies             -           -           -
 431         Other Interest Expense                               -           -           -
 107         Construction Work in Progress                      153         490         721
 108         Retirement Work in Progress                          8           7          22
 120         Nuclear Fuel                                         -           -           -
 151         Fuel Stock                                           -           -           -
 152         Fuel Stock Expense Undistributed                     7           7          21
 163         Stores Expense Undistributed                        14          14          41
 182         Regulatory Assets                                    7           7          25
 183         Preliminary Survey & Investigation Charges           -           -           -
 184         Clearing Accounts                                    6           6          13
 186         Miscellaneous Deferred Debits                       49         279         607
 188         Research, Development, or Demonstration Exp.         4           6          10
                      TOTAL COST OF SERVICE           $    $ 18,436    $ 28,047    $ 14,169
------------------------------------------------------======================================

                                         ANNUAL REPORT OF American Electric Power Service Corporation
                                                     For the Year Ended December 31, 2000
                              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                                                (In Thousands)
-----------------------------------------------------------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System  of  Accounts).
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    DEPARTMENT OR SERVICE FUNCTION
                                                  CORPORATE  CUSTOMER &  ENERGY DEL.   ENERGY      ENERGY   ENGINEERING  ENVIRON.
ACCOUNT      DESCRIPTION OF ITEMS               SUPPLY CHAIN COMM. SVCS.   SUPPORT   DISTRIBUTION SERVICES   SERVICES     AFFAIRS
 456         Other Electric Revenues                     $ -         $ -         $ -         $ -        $ -         $ -         $ -
 419         Interest Income - Other                       -           -           -           -           -          -           -
 421         Miscellaneous Income or Loss                  -          (1)          5          (1)           -        (1)         (1)
 447         Impact Studies                                -           -           -        (111)         -           -           -
500-559      Power Production                             67           8          75         208     95,976       8,590           -
560-579      Transmission                                  3          30       1,454       1,903          7          58           -
580-599      Distribution                                  5       1,235       3,196      11,637          1           2           -
901-903      Customer Accounts Expense                    23      78,113          20         610         24           -           -
905          Misc. Customer Accounts/
               Customer Assistance                       555           6          22          -           -           -
906-917      Customer Service & Information                -      17,450           7           -         31           2           -
920          Salaries and Wages                        2,789       4,531       6,989       3,482     18,834       4,625         260
921          Office Supplies and Expenses                347       2,836       6,388         786      2,181         700          18
922          Administrative Expense
               Transferred - Credit                      496       6,050       2,334       4,133        495       2,068           -
923          Outside Service Employed                     26         528         974         243        437        (385)          -
924          Property Insurance                            -           -           -           -          -           -           -
925          Injuries and Damages                         12          98          61         366         41          51           -
926          Employee Pensions and Benefits              373       2,930         983         964      2,178       1,258           -
928          Regulatory Commission Expense                 -       1,915          41         290        126           -           -
930.1        General Advertising Expense                   -           3           1           -          -           -           -
930.2        Miscellaneous General Expense               150         614         716       1,131         72          17           -
931          Rents                                       566       3,766       2,254         235        711         126           -
935          Maintenance of Structures and Equipment       -          95       4,724           1          2          99           -
403-405      Depreciation and Amortization Expense         -           -           -           -          -           -           -
408          Taxes Other than Income Taxes               277       2,477         769         591      1,327       1,057           7
409          Income Taxes                                  -           -           -           -          -           -           -
410          Provision for Deferred Income Taxes           -           -           -           -          -           -           -
411          Provision for Deferred Income Taxes - Credit  -           -           -           -          -           -           -
417          Administrative - Business Venture             -           -           -           1        452           -           -
416          Cost and Expense of Merchandising             -         448           -           2          -           -           -
426.1        Donations                                     -           2           -           8         10           -           -
426.3-426.5  Other Deductions                              4          41           5           2         20          10           -
427          Interest on Long Term Debt                    -           -           -           -          -           -           -
428          Amortization on Long Term Debt                -           -           -           -          -           -           -
430          Interest On Debt To Associate  Companies      -           -           -           -          -           -           -
431          Other Interest Expense                        -           -           -           -          -           -           -
107          Construction Work in Progress             1,860       3,508       3,632      10,221      1,035      13,023           -
108          Retirement Work in Progress                  96          18          84          97         35         346           -
120          Nuclear Fuel                                  -           -           -           -          -           -           -
151          Fuel Stock                                    -           -           -           -         36         220           -
152          Fuel Stock Expense Undistributed             94          17          82          67      1,114         797           -
163          Stores Expense Undistributed              5,630          33         171         351         65         541           -
182          Regulatory Assets                            87          23          76          64         31         260           -
183          Preliminary Survey & Investigation Charges    -           -           -           -          -           -           -
184          Clearing Accounts                           173          14          57         300         15         106           -
186          Miscellaneous Deferred Debits               239         242         516         323         80         655           -
188          Research, Development, or Demonstration Exp. 47           8         257         140         17         321           -
                                                    $ 13,364   $ 127,587    $ 35,877    $ 38,066  $ 125,353    $ 34,546       $ 285
-------------------------------------------------==================================================================================
-------------------------------------------------==================================================================================

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
 SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY
                   DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)
------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System  of  Accounts).
-------------------------------------------------------------------------------

                                                         ENVIRON.    EXECUTIVE
ACCOUNT      DESCRIPTION OF ITEMS                        SERVICES      GROUP
 456         Other Electric Revenues                          $ -        $ (138)
 419         Interest Income - Other                            -             -
 421         Miscellaneous Income or Loss                       -            (1)
 447         Impact Studies                                     -             -
500-559      Power Production                               9,516        11,113
560-579      Transmission                                     632         6,333
580-599      Distribution                                   1,169           709
901-903      Customer Accounts Expense                          -            58
905          Misc. Customer Accounts/Customer Assistanc         -           246
906-917      Customer Service & Information                     1         2,681
920          Salaries and Wages                             2,462        67,281
921          Office Supplies and Expenses                     509         3,669
922          Administrative Expense Transferred - Credi       992         1,323
923          Outside Service Employed                         (58)        3,187
924          Property Insurance                                 -             -
925          Injuries and Damages                              15           130
926          Employee Pensions and Benefits                   384           876
928          Regulatory Commission Expense                     10           140
930.1        General Advertising Expense                        -             -
930.2        Miscellaneous General Expense                     57           572
931          Rents                                            170         1,297
935          Maintenance of Structures and Equipment            -            86
403-405      Depreciation and Amortization Expense              -             -
408          Taxes Other than Income Taxes                    322           642
409          Income Taxes                                       -             -
410          Provision for Deferred Income Taxes                -             -
411          Provision for Deferred Income Taxes - Cred         -             -
417          Administrative - Business Venture                119             -
416          Cost and Expense of Merchandising                  -             1
426.1        Donations                                          -         1,207
426.3-426.5  Other Deductions                                 184           722
427          Interest on Long Term Debt                         -             -
428          Amortization on Long Term Debt                     -             -
430          Interest On Debt To Associate  Companies           -             -
431          Other Interest Expense                             -             -
107          Construction Work in Progress                    183        14,009
108          Retirement Work in Progress                       32            81
120          Nuclear Fuel                                       -             -
151          Fuel Stock                                        70             -
152          Fuel Stock Expense Undistributed                  88            79
163          Stores Expense Undistributed                       5           643
182          Regulatory Assets                                  2            87
183          Preliminary Survey & Investigation Charges         -             -
184          Clearing Accounts                                  6            50
186          Miscellaneous Deferred Debits                      5         1,381
188          Research, Development, or Demonstration Exp.      84           238
                                                         $ 16,959     $ 118,702
-------------------------------------------------        =======================

                                               ANNUAL REPORT OF American Electric Power Service Corporation
                                                           For the Year Ended December 31, 2000
                                    SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                                                      (In Thousands)
------------------------------------------------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System  of  Accounts).
------------------------------------------------------------------------------------------------------------------------
                                                          DEPARTMENT OR SERVICE FUNCTION
                                                   FOSSIL &     GENERAL   GOVERNMENTAL  HUMAN          INFORMATION
ACCOUNT       DESCRIPTION OF ITEMS                HYDRO OPER.  SERVICES     AFFAIRS   RESOURCES  TECHNOLOGY     LEGAL
 456          Other Electric Revenues                     $ -         $ -         $ -        $ -         $ -         $ -
 419          Interest Income - Other                       -                     - -                     -          -
 421          Miscellaneous Income or Loss                  -                   (2) -                   (1)        (2)
 447          Impact Studies                                -           -           -          -           -           -
500-559       Power Production                          9,650          61           -        530       4,917          58
560-579       Transmission                                  5           1           -          7         633           -
580-599       Distribution                                  -           -           -         54       7,104           -
901-903       Customer Accounts Expense                     -      11,843           -         37       7,786           9
905            Misc. Customer Accounts/Customer
                Assistance                                  -           -           -          -           4           -
906-917       Customer Service & Information                3           7           -         85       2,285           1
920           Salaries and Wages                        1,593       9,664          81     23,520      49,085       9,969
921           Office Supplies and Expenses                162       5,566           3      7,045      12,870       1,265
922           Administrative Expense
                Transferred - Credit                      585       1,192           -      2,068       4,121         424
923           Outside Service Employed                    (53)      6,521           -      2,559      35,071       8,969
924           Property Insurance                            -          37           -          -           -           -
925           Injuries and Damages                         20          23           -      4,334         111          15
926           Employee Pensions and Benefits              381         493           -     36,694       3,102         358
928           Regulatory Commission Expense               220          13           -         76       1,067          13
930.1         General Advertising Expense                   -           -           -         44           -           1
930.2         Miscellaneous General Expense                69         417           -      1,132         812       1,611
931           Rents                                         7       9,052           -      1,524      28,770         214
935           Maintenance of Structures and Equipment       1       1,145           -        645       5,046         141
403-405       Depreciation and Amortization Expense         -       2,188           -          -           -           -
408           Taxes Other than Income Taxes               295       2,501           4      1,260       2,768         288
409           Income Taxes                                  -           -           -          -           -           -
410           Provision for Deferred Income Taxes           -           -           -          -           -           -
411           Provision for Deferred Income Taxes - Credit  -           -           -          -           -           -
417           Administrative - Business Venture             -           -           -          -          17           -
416           Cost and Expense of Merchandising             -         352           -          -          (9)          -
426.1         Donations                                     -           5           -        143           3          10
426.3-426.5   Other Deductions                              4           5         193        154          12          36
427           Interest on Long Term Debt                    -       2,670           -          -           -           -
428           Amortization on Long Term Debt                -         226           -          -           -           -
430           Interest On Debt To Associate  Companies      -           -           -          -           -           -
431           Other Interest Expense                        -           -           -          -           -           -
107           Construction Work in Progress             1,177         500           -        718      34,209         527
108           Retirement Work in Progress                  41          12           -         10         518           4
120           Nuclear Fuel                                  -           -           -          -           -           -
151           Fuel Stock                                    -           -           -          -         103           -
152           Fuel Stock Expense Undistributed            117          11           -         10         505           4
163           Stores Expense Undistributed              1,932          32           -         21         979           8
182           Regulatory Assets                            24          10           -         10         471           4
183           Preliminary Survey & Investigation Charges    -           -           -          -           -           -
184           Clearing Accounts                            39       1,065           -          7         325           2
186           Miscellaneous Deferred Debits                75         629           -      3,634       2,263       1,426
188           Research, Development, or Demonstration Exp. 13           7           -          5         296          18
                                                     $ 16,360    $ 56,246       $ 281   $ 86,325   $ 205,242    $ 25,375
--------------------------------------------------======================================================================

                                               ANNUAL REPORT OF American Electric Power Service Corporation
                                                           For the Year Ended December 31, 2000
                                    SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                                            (In Thousands)
----------------------------------------------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System of Accounts).
----------------------------------------------------------------------------------------------------------------------

                                                      MAINT SVCS &    MAJOR     MARKET &     MINING
ACCOUNT       DESCRIPTION OF ITEMS                    REG SVC ORG    PROJECTS    BUS. DEV.  OPERATIONS
 456          Other Electric Revenues                         $ -         $ -         $ -         $ -
 419          Interest Income - Other                         -            -          - -           -
 421          Miscellaneous Income or Loss                    -          (3)          - -           -
 447          Impact Studies                                    -           -           -           -
500-559       Power Production                             28,937         211         398       3,610
560-579       Transmission                                    114          21          44           1
580-599       Distribution                                      2           -           -           1
901-903       Customer Accounts Expense                         -           -           -           -
905            Misc. Customer Accounts/Customer Assistan        1           -           -           -
906-917       Customer Service & Information                    -           -           -           1
920           Salaries and Wages                            2,166       1,035          84       2,904
921           Office Supplies and Expenses                    774         180          14         307
922           Administrative Expense Transferred - Credi      707          48          18         111
923           Outside Service Employed                        364          30           -         929
924           Property Insurance                                -           -           -           -
925           Injuries and Damages                             99           -           -          40
926           Employee Pensions and Benefits                2,529           -           -         239
928           Regulatory Commission Expense                    62           -           -         160
930.1         General Advertising Expense                       -           -           -           -
930.2         Miscellaneous General Expense                     1           -           -          44
931           Rents                                           828          (4)         (1)         24
935           Maintenance of Structures and Equipment          24           -           -           -
403-405       Depreciation and Amortization Expense             5           -           -           -
408           Taxes Other than Income Taxes                 2,701          89          12         137
409           Income Taxes                                      -           -           -           -
410           Provision for Deferred Income Taxes               -           -           -           -
411           Provision for Deferred Income Taxes - Credit      -           -           -           -
417           Administrative - Business Venture               437           -           -         130
416           Cost and Expense of Merchandising                 -           -           -           -
426.1         Donations                                         3           -           -          86
426.3-426.5   Other Deductions                                 13           -           1          11
427           Interest on Long Term Debt                        -           -           -           -
428           Amortization on Long Term Debt                    -           -           -           -
430           Interest On Debt To Associate  Companies          -           -           -           -
431           Other Interest Expense                            -           -           -           -
107           Construction Work in Progress                16,061         997           1       1,034
108           Retirement Work in Progress                   2,782          83           -          14
120           Nuclear Fuel                                      -           -           -           -
151           Fuel Stock                                        1           -           -       1,226
152           Fuel Stock Expense Undistributed                360           -           1         228
163           Stores Expense Undistributed                    598           1           -          26
182           Regulatory Assets                               288           -           -          12
183           Preliminary Survey & Investigation Charges        -           -           -           -
184           Clearing Accounts                               174           -           -          51
186           Miscellaneous Deferred Debits                 1,024          44          20         912
188           Research, Development, or Demonstration Exp.    188           -           -           6
                                                         $ 61,240     $ 2,735       $ 592    $ 12,244
--------------------------------------------------====================================================

                                          ANNUAL REPORT OF American Electric Power Service Corporation
                                                      For the Year Ended December 31, 2000
                               SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                                                 (In Thousands)
------------------------------------------------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System  of Accounts).
------------------------------------------------------------------------------------------------------------------------
                                                         DEPARTMENT OR SERVICE FUNCTION
                                                             OPERATIONS  PLANNING &    PUBLIC      RISK
ACCOUNT      DESCRIPTION OF ITEMS                  NUCLEAR   & TECH SVCS  BUS. DEV.    POLICY      MGMT.        TAX
 456         Other Electric Revenues                     $ -         $ -         $ -        $ -         $ -         $ -
 419         Interest Income - Other                       -           -           -          -           -       (18)
 421         Miscellaneous Income or Loss                  -           -           -          -           -           -
 447         Impact Studies                                -           -           -          -           -           -
500-559      Power Production                          3,078       2,807          35          -          85           -
560-579      Transmission                                  -           1           6         37           -           2
580-599      Distribution                                  -           -           9          -           -           -
901-903      Customer Accounts Expense                     -           -           6          -           -           -
905          Misc. Customer Accounts/
              Customer Assistance                          -           -           -          -           -           -
906-917      Customer Service & Information                -           2         670          -           -          12
920          Salaries and Wages                           82         505      10,885        116         621       4,576
921          Office Supplies and Expenses                 23         144       1,640        954          42         292
922          Administrative Expense
              Transferred - Credit                         5         179         222          -           -         230
923          Outside Service Employed                     (3)         17      15,033          -          45       2,010
924          Property Insurance                            -           -           -          -           3           -
925          Injuries and Damages                          1           5           7          -           1           5
926          Employee Pensions and Benefits               38         169         182          -           -         154
928          Regulatory Commission Expense                 -           -       6,187          -           -         144
930.1        General Advertising Expense                   -           -           -          -           -           -
930.2        Miscellaneous General Expense                25          47         163          -           -          22
931          Rents                                        11         619         438          -          (2)        135
935          Maintenance of Structures and Equipment       -           -           1          -           -           -
403-405      Depreciation and Amortization Expense         -           -           -          -           -           -
408          Taxes Other than Income Taxes                20         114         144          3          28         266
409          Income Taxes                                  -           -           -          -           -      69,188
410          Provision for Deferred Income Taxes           -           -           -          -           -      33,318
411          Provision for Deferred Income Taxes - Credit  -           -           -          -           -     (49,508)
417          Administrative - Business Venture             -           -           -          -           -           -
416          Cost and Expense of Merchandising             -           -           -          -           -           -
426.1        Donations                                     -           -           7          -           -           -
426.3-426.5  Other Deductions                              2           6       1,622          -           -           4
427          Interest on Long Term Debt                    -           -           -          -           -           -
428          Amortization on Long Term Debt                -           -           -          -           -           -
430          Interest On Debt To Associate  Companies      -           -           -          -           -           -
431          Other Interest Expense                        -           -           -          -           -      11,471
107          Construction Work in Progress                 -         546       2,567          -          12          30
108          Retirement Work in Progress                   -           7          97          -           -           1
120          Nuclear Fuel                                  1           -           -          -           -           -
151          Fuel Stock                                    -           -           -          -           -           -
152          Fuel Stock Expense Undistributed              -           7          95          -           1           -
163          Stores Expense Undistributed                  -          14         183          -           -           2
182          Regulatory Assets                             -           7          88          -           -           1
183          Preliminary Survey & Investigation Charges    -           -           -          -           -           -
184          Clearing Accounts                             -           3          49          -           -           3
186          Miscellaneous Deferred Debits                 -          56       1,821          -           -           5
188          Research, Development, or Demonstration Exp.  -           3          47          -           -           -
                                                     $ 3,283     $ 5,258    $ 42,204    $ 1,110       $ 836    $ 72,345
-------------------------------------------------=======================================================================

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
 SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY
                 DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)
-------------------------------------------------------------------------------
Instruction: Indicate each department or service function. (See Instruction 01-3
General   Structure  of  Accounting   System:   Uniform   System  of  Accounts).
----------------- -------------------------------------------------------------


ACCOUNT      DESCRIPTION OF ITEMS                     TRANSMISSION  TREASURY
 456         Other Electric Revenues                       $ -         $ -
 419         Interest Income - Other                         -         (77)
 421         Miscellaneous Income or Loss                   (1)       (197)
 447         Impact Studies                               (211)          -
500-559      Power Production                              123         564
560-579      Transmission                                9,823           -
580-599      Distribution                                  242           -
901-903      Customer Accounts Expense                      32         460
905          Misc. Customer Accounts/Customer Assistance    (1)          -
906-917      Customer Service & Information                  -           -
920          Salaries and Wages                          2,383       8,673
921          Office Supplies and Expenses                  662       2,363
922          Administrative Expense Transferred - Credit 1,640         376
923          Outside Service Employed                      (77)        (76)
924          Property Insurance                              -         177
925          Injuries and Damages                          159       2,190
926          Employee Pensions and Benefits              1,455         456
928          Regulatory Commission Expense                 112         226
930.1        General Advertising Expense                     -           2
930.2        Miscellaneous General Expense               1,140         769
931          Rents                                         908          84
935          Maintenance of Structures and Equipment         1           4
403-405      Depreciation and Amortization Expense           -           -
408          Taxes Other than Income Taxes               1,276         235
409          Income Taxes                                    -           -
410          Provision for Deferred Income Taxes             -           -
411          Provision for Deferred Income Taxes - Credit    -           -
417          Administrative - Business Venture               -           -
416          Cost and Expense of Merchandising               -           -
426.1        Donations                                       1           -
426.3-426.5  Other Deductions                               22           1
427          Interest on Long Term Debt                      -         621
428          Amortization on Long Term Debt                  -           -
430          Interest On Debt To Associate  Compani          -         943
431          Other Interest Expense                          -         822
107          Construction Work in Progress              16,255          44
108          Retirement Work in Progress                   282           2
120          Nuclear Fuel                                    -           -
151          Fuel Stock                                      -           -
152          Fuel Stock Expense Undistributed              252           3
163          Stores Expense Undistributed                  505           3
182          Regulatory Assets                             235           1
183          Preliminary Survey & Investigation Charges    746           -
184          Clearing Accounts                             229           9
186          Miscellaneous Deferred Debits               1,452         641
188          Research, Development, or Demonstration Exp.  173           -
                                                      $ 39,818    $ 19,319
-------------------------------------------------==========================


                       ANNUAL REPORT OF American Electric Power Service Corporation
                                   For the Year Ended December 31, 2000
                                    DEPARTMENTAL ANALYSIS OF SALARIES
                                (In Thousands except Number of Personnel)
                                                  DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                             INCLUDED IN AMOUNTS BILLED TO                   NUMBER OF
Indicate each department             TOTAL         PARENT          OTHER          NON          PERSONNEL
or service function.                 AMOUNT         COMPANY      ASSOCIATES     ASSOCIATES    END OF YEAR

Service Groups (Overheads)           $ 10,758            $ -       $ 10,361         $ 397                -
Accounting                             23,264          8,807         14,455             2              396
Accounting & Financial Services            93             13             80             -                6
AEP ProServ                               505             13            492             -                2
Audit Services                          4,246            374          3,872             -               43
Corporate Communications                5,362            409          4,953             -               66
Corporate Development                  14,518          1,747         12,769             2              134
Corporate Planning & Budgeting          8,392            653          7,735             4               83
Corporate Supply Chain                  5,974            196          5,778             -               59
Customer & Community Services          50,416            883         49,533             -            1,434
Energy Delivery Support                13,881            447         13,432             2              156
Energy Distribution                    18,426            572         17,832            22              180
Energy Services                        43,668            337         43,244            87              333
Engineering Services                   16,750            114         16,364           272              299
Environmental Affairs                     172              -            172             -                9
Environmental Services                  8,451            284          8,132            35              106
Executive Group                        75,895          1,948         73,506           441              206
Fossil & Hydro Operations               8,616            396          8,205            15              107
General Services                        7,264            562          6,702             -              205
Governmental Affairs                      117              -            117             -               17
Human Resources                        19,984          2,818         17,157             9              364
Information Technology                 48,918          4,338         44,580             -              826
Legal                                   7,551            678          6,867             6               87
Maintenance Services & Regional
Service Orginization                   38,066            530         37,465            71              681
Major Projects                          1,707             92          1,367           248               89
Marketing & Business Development          410              9            267           134               15
Mining Operations                       6,034             63          5,971             -               36
Nuclear                                   483             12            471                              1
Operations & Technical Services         2,183            120          2,056             7               10
Planning & Business Development         8,770          1,313          7,457             -              111
Public Policy                              94              -             94             -                5
Risk Management                           606              2            540            64               38
Tax                                     3,204             50          3,154             -               50
Transmission                           21,603            604         20,947            52              402
Treasury                                7,362            430          6,929             3               47
       TOTALS                       $ 483,743       $ 28,814      $ 453,056       $ 1,873            6,603
-----------------------------------===========---============---============--============---==============

--------------------------------------------------------------------------------------
These  amounts  include  charges to accounts  throughout  the Income  Statement, including  billable Balance Sheet accounts.  Therefore,  these amounts cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.
---------------------------------------------------------------------------------------

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                            OUTSIDE SERVICES EMPLOYED
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------
Instructions: Provide a breakdown of outside services employed. If the aggregate amount  paid to any one payee and  included  within  one  category  is less than
$100,000,  only the aggregate  number and amount of all such  payments  included within the subaccount need be shown.  Provide a brief description of the service rendered by each vendor listed.
-----------------------------------------------------------------------------------------------------------------

                FROM WHOM PURCHASED                                    SERVICE PROVIDED                AMOUNT
A & A Transfer                                            Consulting Services                              $ 133
ABB Power T & D Co Inc.                                   Consulting Services                                169
Abby Lane/Dana Temporaries Inc.                           Temporary Office and Accounting Services           356
ABS Consulting Inc.                                       Consulting Services                                399
Accountemps                                               Temporary Office and Accounting Services           296
Accounting  Principles                                    Temporary Office and Accounting Services           212
Active Development                                        Consulting Services                                300
Adecco Employment Services Inc.                           Temporary Office and Accounting Services           123
Advanced Programming Resources                            Consulting Services                                297
Aerotek Inc.                                              Temporary Office and Accounting Services           268
Al Stalter and Associates                                 Consulting Services                                539
Allen's Floors Systems                                    Maintenance Services                               108
Analysis Group Economics                                  Consulting Services                              1,131
Analysts International Corporation                        Consulting Services                              1,061
Andersen Consulting LP                                    Consulting Services                                776
Applied Performance Technologies                          Consulting Services                                239
ASAP Software Express Inc.                                Software License                                 2,024
Aspect Telecommunications Corporation                     Telecommunications Services                      1,442
Aurther Andersen                                          Auditing Services                                1,156
Authoria, Inc.                                            Software License                                   421
AYCO Company, LP                                          Financial Services                                 595
Banctec Service Corporation                               Software License                                   210
Bank of Oklahoma                                          Banking Services                                   851
Barcus Co. Inc.                                           Utility Center Operating                           101
Barlow & Hardtner, LLC                                    Legal Services                                     216
Bell & Howell Co.                                         Software Maintenance                               134
BMC Receivables Corporation No. 3                         Consulting Services                                109
BMC Software Distribution Inc.                            Software License                                 3,192
Bracewell & Patterson                                     Legal Services                                   1,013
Bradford, T. C. Consulting                                Consulting Services                                176
Brothers & Company                                        Consulting Services                                225
Broyles & Pratt                                           Legal Services                                     108
Burr Wolff LP                                             Financial Services                                 116
Butlers Janitorial                                        Carpet Cleaning Services                           147
Buypay Traveler Express Co. Inc.                          Wire Service                                     1,131
Cambridge Energy                                          Research & Development                             119
Candle Corporation                                        Software License                                   528
Cap Gemini America                                        Consulting Services                                440
CDI Corporation                                           Design Services                                    120
Cedant Mortgage                                           Mortgage Services                                  129
Centra Software Inc.                                      Software License                                   118
Christy & Viener                                          Legal Services                                   1,328
CIT Financial USA, Inc.                                   Software License                                   374
City of McAllen                                           Consulting Services                                337
Clark, Thomas & Winters                                   Legal Services                                     464
Climate Control Council                                   Consulting Services                                100
Communications Network Inc.                               Consulting Services                                135
Compaq Computer Corporation                               Computer Support                                   149
Complete Business Solutions Inc.                          Consulting Services                                659
Computer Associates Inc.                                  Software License                                 2,995
Computer Project Resources Inc.                           Consulting Services                                190
Compuware Corporation                                     Software License                                   792
Consultants of Dallas                                     Consulting Services                                156
A. C. Coy Company                                         Consulting Services                                210
Craig Stevens C.                                          Consulting Services                                213
Credit Bureau Services                                    Credit Information Services                        197
Crowe Chizek                                              Software License                                   142
Data Dynamics, Inc.                                       Consulting Services                              1,455
Database Consultants, Inc.                                Consulting Services                                177
DAVOX Corporation                                         Consulting Services                                517
Dell Computer Corporation                                 Computer Support                                 4,745
Deloitte & Touche LLP                                     Auditing & Consulting Services                   2,580
Dewey Ballentine LLP                                      Legal Services                                     173
Digital Equipment Corporation                             Consulting Services                                190
Dispatch Consumer Services Inc.                           Printing Services                                  137
Doerner, Sauders, Daniel, and Anderson                    Legal Services                                     209
Dorsey, R & Co. Inc.                                      Consulting Services                                193
Dowling, Nancy Lenthe Ph.D.                               Consulting Services                                120
Economists Incorporated                                   Consulting Services                                414
Edison Electric Institute                                 Consulting Services                                186
Electric Power Research Institute                         Research Services                                6,800
EMC Corporation                                           Computer Support                                   804
Energy Crossroads                                         Consulting Services                                110
ENTEX                                                     PC Workstation Support                             974
EPRI Solutions                                            Research & Development                             152
Equifax Credit Information Service                        Credit Information Services                        721
Equiserve                                                 Transfer Agent                                     147
Everest Data Research Inc.                                Consulting Services                                612
Financo Inc.                                              Consulting Services                                192
Paul J. Ford & Co.                                        Consulting Services                                189
Franklin Computer Services Group Inc.                     Consulting Services                                128
Frontway Network Solutions                                Network & eBusiness Services                       334
Gartner Group Inc.                                        Industry Information Services                      277
Graves, Dougherty, Hearon & Moody                         Legal Services                                     365
Grosh Consulting                                          Consulting Services                                472
Hewitt Associates                                         Consulting Services                                669
Hewlett-Packard Co.                                       Computer Support                                   159
Hogan & Harston LLP                                       Legal Services                                     151
Howard Systems                                            Consulting Services                                202
Hunton & Williams                                         Legal Services                                     204
Hyperion Software Corporation                             Software License                                   358
Idea Integration                                          Consulting Services                                162
Imprimis Group Inc.                                       Temporary Office and Accounting Services           498
Indecon Inc.                                              Consulting Services                              1,203
Indus International                                       Consulting Services                                145
Information Builders Inc.                                 Software Maintenance                               385
Information Consultants                                   Consulting Services                                212
Infosystems Corporation                                   Consulting Services                                173
In-Plant Techniques Corporation                           Printing Services                                  661
Interactive Business Systems Inc.                         Consulting Services                                363
Interiors Group                                           Consulting Services                                308
International Business Machines Corporation               Consulting Services                              3,655
Inventiva                                                 Consulting Services                                196
IOS Capital                                               Billing Services                                   351
Itron Inc.                                                Consulting Services                                124
James Martin & Associates                                 Consulting Services                                434
Jean Simpson                                              Temporary Office and Accounting Services           212
Jenkens & Gilchrist                                       Consulting Services                                149
Jeter, John A.                                            Consulting Services                                117
Jones, Day, Reavis & Pogue                                Legal Services                                   2,057
Kelly Services, Inc.                                      Temporary Office and Accounting Services         1,678
A. F. Kelly                                               Training Services                                  114
Key Personnel                                             Temporary Office and Accounting Services         1,598
Kforce.Com                                                Temporary Office and Accounting Services           461
Kleberg Law Firm                                          Legal Services                                     156
L3Comm                                                    Consulting Services                                123
LaSalle Partners                                          Facilities Management                            3,924
Leapnet Inc.                                              Consulting Services                                161
Lee, Hecht, & Harrison                                    Consulting Services                                983
Linesoft Inc.                                             Software License                                   962
Logica Inc.                                               Consulting Services                              4,475
Logical Resources Inc.                                    Research Services                                  260
Lotus Development Corporation                             Software Support                                   218
Love Envelopes                                            Form Printing Services                             571
M3I Systems Inc.                                          Consulting Services                                231
Maloney, Gerald P.                                        Consulting Services                                143
Management Applications Consulting Inc.                   Consulting Services                                115
Manifest Solutions Corporation                            Consulting Services                                164
Market Strategies Inc.                                    Consulting Services                                960
Maxim Group                                               Consulting Services                              1,161
Maximation Inc.                                           Consulting Services                                326
Mercer Management Consulting Inc.                         Consulting Services                              1,087
Mercer, William M.                                        Consulting Services                                403
Meta Group Inc.                                           Consulting Services                                190
Microsoft Corporation                                     Software License                                   125
Milbank, Tweed, and Hadley, & McCoy                       Legal Services                                   1,987
Mills James Productions                                   Merger Uplink                                      100
Moody's Investment Services                               Security Analysis and Rating Services              201
Morgan Guaranty Trust Co.                                 Financial Services                                 500
Morris, Nicholas                                          Legal Services                                     604
MTI Corporation                                           Computer Maintenance                               107
National City Bank                                        Financial Services                                 185
National Theater Company                                  Consulting Services                                235
Neenan, Bernard & Associates                              Consulting Services                                123
New River Electrical Corporation                          Electrical Maintenance                             182
Novient Inc.                                              eServices Fees & Maintenance                       284
Odyssey Consulting Services Inc.                          Consulting Services                                562
Ohio State University                                     Consulting Services                                113
Oklahoma Press Services Inc.                              Form Printing Services                             310
Onesource Facility Management                             Maintenance Services                               171
Origin Technology In Business                             Consulting Services                                536
OSI Outsourcing Services Inc.                             Call Handling Service                            1,225
P V S International Inc.                                  Consulting Services                                143
Paros Business Partners Inc.                              Consulting Services                                409
Peoplesoft USA, Inc.                                      Software Services and Licenses                   1,267
PMI Inc.                                                  Training Services                                  115
Porter, Wright, Morris & Arthur                           Legal Services                                     116
Powerplan Consultants Inc.                                Consulting Services                                142
Pratt & Grant                                             Consulting Services                              2,601
Pricewaterhousecoopers LLP                                Consulting Services                              5,049
Productivity Point International                          Consulting Services                                886
Professional Network Services                             Consulting Services                                117
Progressive Marketing, Inc.                               Printing Services                                  141
Proquire LLC                                              Consulting Services                                123
Protec Group Inc.                                         Consulting Services                                707
Protocol Communications                                   Telecommunications Services                        640
Provide Technologies                                      Consulting Services                                534
Quick Solutions Inc.                                      Consulting Services                                865
Rapidigm                                                  Consulting Services                              1,716
Ray & Berndtson Inc.                                      Legal Services                                     134
Remedy Corporation                                        Computer Support                                 1,494
Renaissance Worldwide IT                                  Consulting Services                              1,105
Resource Data International Inc.                          Training Services                                  111
Reynolds & Reynolds                                       Consulting Services                                490
Rice, Scott                                               Consulting Services                                415
RKS Research & Consulting                                 Consulting Services                                105
Roland Technical Services                                 Consulting Services                                460
S4 Netquest                                               Training Services                                  157
SAGA Software, Inc.                                       Consulting Services                                388
Sarcom Inc.                                               Consulting Services                                322
Schramm Computer Services                                 Consulting Services                                105
Scott Madden & Associates                                 Organizational Design Support                      131
Search Engines                                            Temporary Office and Accounting Services           185
Shell Services International Inc.                         Consulting Services                                336
Sidley & Austin                                           Legal Services                                   2,070
Simpson Thacher & Bartlett                                Legal Services                                     474
Sinuflite Training                                        Aviation Training Services                         114
Skipping Stone Inc.                                       Consulting Services                                180
Small World Systems Inc.                                  Software License                                   146
Sodexho Marriott Services                                 Catering                                           379
Software Support Group                                    Consulting Services                                374
Southwestern Bell                                         Telecommunications Services                        109
Spherion Corporation                                      Consulting Services                                159
SPR Systems & Programming Inc.                            Consulting Services                                128
Staff Tek                                                 Temporary Office and Accounting Services           237
Standard & Poor's                                         Security Analysis and Rating Services              109
Steptoe & Johnson LLP                                     Legal Services                                   1,379
Sterling Commerce Interchange                             Software License                                   113
Sterling Software Inc.                                    Software License                                   130
Stone, Pigman, Walther, Wittman & Hitchenson LLP          Legal Services                                     218
Stonehenge Partnership                                    Legal Services                                     283
Summit Construction                                       Consulting Services                                140
Sun Technical Systems                                     Consulting Services                                382
Sungard CCS                                               Consulting Services                                180
Superior Technical Research                               Consulting Services                                109
Swafford Consulting Inc.                                  Consulting Services                                172
Taratec Corporation                                       Consulting Services                                180
Taylor, Porter, Brooks & Phill                            Legal Services                                     112
Techlaw Inc.                                              Legal Services                                     234
Techmate Inc.                                             Consulting Services                                236
Techrite Copy Services                                    Office Equipment Services                          218
Teksystems                                                Consulting Services                                204
Tesseract                                                 Payroll Benefits Maintenance                       103
Thomas Glover Associates Inc.                             Consulting Services                                148
Thomas, Michael Inc.                                      Recruiting                                         117
TQS Research Inc.                                         Research & Development                             107
Training Solutions Group                                  Training Services                                  113
Trammell Crow Company                                     Office Building Security                           351
Tulsa Office Solutions                                    Office Equipment Services                          290
Twenty First Century                                      Consulting Services                                255
Twinwood International                                    Legal Services                                     106
TXU Electric                                              Consulting Services                                108
Ubics Inc.                                                Consulting Services                                467
Ultimate Business Systems                                 Computer Services                                  140
Unisys Corporation                                        Consulting Services                                964
Usertech                                                  Consulting Services                                287
Utilities International                                   Consulting Services                              1,141
Utility Data Resources                                    Consulting Services                                435
Varo Engineers, Ltd.                                      Engineering Services                               162
Vinson & Elkins LLP                                       Legal Services                                   3,437
Wagstaff, Alvis. Stubleman, Seamster, and Longrace LLP    Legal Services                                     286
White, Coffey, Galt, and Fite                             Legal Services                                     349
Wilkinson, Carmody & Gillman                              Legal Services                                     597
Willow Wood Lawn Care                                     Lawn Services                                      136
Wilson Consulting                                         Consulting Services                                304
Others (2,601 under $100,000)                             Various Services                                23,333
                                                                                                     ------------

TOTAL                                                                                                  $ 158,219
                                                                                                     ============


-----------------------------------------------------------------------------------------------------------------

These amounts include charges to accounts throughout the Income Statement, including billable Balance Sheet accounts. Therefore, these amounts cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                 (In Thousands)

--------------------------------------------------------------------------------

Instructions: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
-------------------------------------------------------------------------------

DESCRIPTION                                        AMOUNT
                                                -----------

Medical                                           $ 29,807

Deferred Compensation Benefits                       1,165

Other Postretirement Benefits                        9,851

Savings Plan                                        10,691

Supplemental Pension Plan                            3,564

Retirement Plan                                     (6,938)

Long-Term Disability                                 2,418

Group Life Insurance                                 6,629

Accidental Death and Disability                         65

Dental Insurance                                     1,528

Employee Educational Assistance                        690

Training Administration Expense                      1,499

Employee Benefit - Corporate Owned Life Insurance    1,723

Post Employment Benefits                            10,619

Employee Awards and Events Program                     526

Other Executive Benefits                               163

Miscellaneous                                          505
                                                -----------

     TOTAL                                        $ 74,505
                                                ===========

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
                                 (In Thousands)

------------------------------------------------------------------------------

Instructions: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------

                DESCRIPTION                       NAME OF PAYEE           AMOUNT
General Advertising           Aboutbusiness                             $ 4
                              Acadian Concessions                         5
                              AT&T Media Services                         5
                              Brothers & Company                          5
                              CenturyTel Center                           8
                              Corpus Christi Caller Times                42
                              Elite Home & Lifestyle, Inc.                6
                              Golden Banner Press                        25
                              Inventiva                                 125
                              J L Media, Inc                            312
                              Journal Record                              4
                              KJRH 2 Tulsa                                3
                              KTAB - TV                                   8
                              KTBS, Inc.                                 20
                              Longdon Publishing                         22
                              MC Media, L.L.C.                           10
                              Meek's Lithograph Company                  20
                              Morehead Dotts & Associates                18
                              National Yellow Pages Direct              668
                              New York Financial Writers, Assn.           3
                              Oklahoma Press Services, Inc.              86
                              Our Texas Magazine                         11
                              Outdoor Placement of Texas                 78
                              Pabst Creative Communications              50
                              Progressive Marketing, Inc.               199
                              Reed-Poland  Associates                     6
                              San Angelo Standard Times                   4
                              Shreveport Baseball, Inc.                   4
                              Southwestern Bell                          13
                              Team Azteca                                45
                              Tulsa Drillers                              5
                              United Way of Costal Bend                   4
                              Verzion Southwest                           6
                              Others (180)                              122
                                                                ------------
                                                    SUB-TOTAL         1,946
                                                                ------------

Recruiting and Employment     Indepth Profile Inc.                        7
        Advertising           JWG Associates                             12
                              Katherine Polen & Associates                4
                              Nationwide Advertising Services             8
                              World Publishing Company                    5
                              Others (22)                                 7
                                                                ------------
                                                    SUB-TOTAL            43
                                                                ------------

Public Relations              Ark-La-Tex Hockey Club, L.L.C.              4
                              Brothers & Company                         40
                              CenturyTel Center                          15
                              Dallas Mavericks                           29
                              HMS Partners of Ohio, Ltd.                525
                              Inventiva                                 166
                              J L Media, Inc,                            38
                              Langdon Publishing                          4
                              Morehead Dotts & Associates                25
                              Oklahoma Today                              6
                              Our Texas Magazine                         18
                              Pabst Creative Communications              28
                              Premiums and Promotions, Inc.              27
                              Rio Grande Valley White Wings               3
                              Tulsa Drillers                              5
                              University of Tulsa                        10
                              Others (146)                              102
                                                                ------------
                                                                ------------
                                                    SUB-TOTAL         1,045
                                                                ------------

                                                      TOTAL         $ 3,034
                                                                ============

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                 (In Thousands)


Instructions: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

DESCRIPTION                                           AMOUNT

Membership Fees and Dues                             $ 7,313
Salaries, Salary Related Expenses and Overheads        2,327
Directors' Fees and Expenses                              55
Cook Plant contract settlement                           113
Relocation Expenses                                    6,785
Directors' Fees and Expenses                             228
Trustee, Registrar, and Transfer Agent Fees              477
Annual Report Expenses                                   172
Corporate Financial Rating Fees                          259
Miscellaneous                                            136
                                                     --------

     TOTAL                                            17,865
                                                     ========

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                               RENTS - ACCOUNT 931
                                 (In Thousands)


Instructions: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY                   AMOUNT

Office Space                           $ 26,050
Offsite Storage Space                        37
Computer Timesharing                         89
Computer Software                         4,720
Computer Equipment                       32,736
Office Equipment                          1,902
Telecommunications Equipment              3,188
Miscellaneous                             2,476
                                   -------------

     TOTAL                             $ 71,198
                                   =============

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                 (In Thousands)


Instructions: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                              AMOUNT

Taxes Other Than U.S. Government Taxes
State Unemployment Taxes                                  $ 547
Property, Franchise, Ad Valorem and Other Taxes           3,880
                                                   -------------

     SUB-TOTAL                                            4,427
                                                   -------------

U.S. Government Taxes
Social Security Taxes                                    29,524
Federal Unemployment Taxes                                  402
                                                   -------------

     SUB-TOTAL                                           29,926
                                                   -------------


     TOTAL                                             $ 34,353
                                                   =============

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                            DONATIONS - ACCOUNT 426.1
                                 (In Thousands)


Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                   PURPOSE OF DONATION  AMOUNT
2000 Salute to the House-Commerce Committee              Community       $ 25
African American Businessmen's, Assoc.                   Community         10
American Legislative Exchange                            Community          3
American Society of Mechanical Engineers                 Educational       25
Associate of Graduates, United States Air Force Academy  Educational        5
Austin Lyric Opera                                       Community          5
Balletmet                                                Community          6
Boy Scouts of America                                    Community          6
Boys and Girls Clubs of America                          Community          5
Brookings Institution                                    Community         10
Campaign for Advancement of Manufacturing, Inc.          Community         15
Center of Science and Industry                           Community         39
Champion of the Children Fund                            Community          5
Child Care Group                                         Community          6
Children's Hospital Foundation                           Community         29
Circle Ten Council Boy Scouts                            Community         10
College Fund/United Negro College Fund                   Educational       14
Columbus Academy                                         Educational        3
Columbus Association for Performing Arts                 Community         10
Columbus Metropolitan Club                               Community          3
Columbus Museum of Art                                   Community          5
Columbus Symphony Orchestra                              Community         25
Columbus Technology Leadership                           Community         25
Columbus Zoo                                             Community         12
Cornell University                                       Educational        4
Council for Ethics                                       Community          5
Cowboy Artist of America                                 Community          8
Crystal Charity                                          Community          5
Dallas Arboretum                                         Community         25
Dallas Area Interfaith                                   Community          3
Dallas Citizens Council                                  Community          3
Dallas Museum of Art                                     Community          5
Dallas Opera                                             Community         10
Dallas Symphony Association, Inc.                        Community         15
Decorative Arts Center of Ohio                           Community         30
Directions for Youth                                     Community          5
Energy Research Center                                   Community          6
Family Gateway                                           Community          5
Financial Accounting Foundation                          Educational        3
Forging New Links                                        Community          3
Fort Bend CASA                                           Community          6
Franklin University                                      Educational        4
Goodwill Rehabilitation                                  Community          5
Governor's Business Association                          Community          5
Grandview Heights High School                            Educational       10
Greater Dallas Chamber of Commerce                       Community         36
Habitat for Humanity                                     Community         16
I Know I Can                                             Educational        7
Illinois Institute of Technology                         Educational        3
Lancaster Country Club                                   Community          4
Lancaster Festival Inc.                                  Community          4
Lancaster/Fairfield Bicentennial                         Community          5
Leadership Texas                                         Educational       10
Leukemia Society                                         Community          9
Links Inc.                                               Community          5
Management Improvement Committee                         Community          5
National Academy of Engineering                          Educational        5
National Governors Association                           Community         12
National Press Foundation                                Community          3
Nature Conservancy                                       Community         10
Nature Conservatory of Texas                             Community          6
Ohio Academy of Science                                  Educational        4
Ohio Award for Excellence                                Community          7
Ohio Chamber of Commerce                                 Community          5
Ohio Chamber of Commerce Manufacturers                   Community         10
Ohio Dominican College                                   Educational        7
Ohio Energy Project                                      Community         35
Ohio Foundation of Independent Colleges                  Educational       28
Ohio Legislative Black Caucus Foundation                 Community          3
Ohio River Valley Water Sanitation Commission            Community         15
Ohio State University                                    Educational      101
Opera Columbus                                           Community          8
Resources for the Future                                 Community         25
Salesmanship Club                                        Community         28
Salvation Army Inc.                                      Community         20
Science & Mathematics Network                            Educational        5
Simon Kenton Council                                     Community         61
Southeast Community Business & Education                 Community         10
St Jude Hospital                                         Community          3
STM Wireless - Provinir School - Bolivia                 Educational        7
Texas Business and Education Association                 Educational        5
Texas Council of Economic Development                    Community          5
Texas Tech University                                    Educational       20
United Way of Franklin County                            Community        327
United Way of Metropolitan Dallas, Inc.                  Community         50
University of Texas                                      Educational       20
University of Texas at Austin                            Educational       20
Utilitree Carbon Company                                 Community         20
Utility Business Association                             Community          5
Utility Business Education Coalition                     Educational       30
Virginia Polytechnic Institute                           Educational       15
Virginia Tech Foundation Inc.                            Educational        8
Volunteer Center of Dallas                               Community          3
Washington University Institute                          Educational       15
Wilds                                                    Community          6
Winter Power Meeting 2001 -
Institute of Electrical Engineers                        Educational       10
Women's Auxiliary to Children                            Community          3
YMCA of Metropolitan Dallas                              Community         15
Young Men's Christian Association                        Community         10
Employees and Others (Salaries,
 salary related expenses, overheads and other expenses)  Various           83
Others (178)                                                              291
                                                                       -------

     TOTAL                                                             $1,949
                                                                       =======

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

                    OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
                                 (In Thousands)


Instructions: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION                      NAME OF PAYEE                     AMOUNT

Expenditures for Certain
 Civic, Political &              Company employee                  $ 2,326
 Related Activities              and administrative costs
                                 for civic, political
                                 and related activities

Other Miscellaneous Deductions   Various                            1,287
                                                               -------------

     TOTAL                                                        $ 3,613
                                                               =============

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

Instructions: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                  See Notes to Financial Statements on Page 19.

         ANNUAL REPORT OF American Electric Power Service Corporation For the Year Ended December 31, 2000

        ORGANIZATION CHART
Chairman, Chief Executive Officer & President
             Vice Chairman
             Corporate Development
             Legal, Policy & Corporate Communications
                        Legal
                        Corporate Communications
                        Governmental Affairs
                        Environmental Affairs
                        Public Policy
             Nuclear
             Shared Services
                        General Services
                        Human Resources
                        Information Technology
                        Corporate Supply Chain
             Finance & Analysis
                        Accounting
                        Corporate Planning & Budgeting
                        Treasury
                        Audit Services (NOTE)
                        Tax
                        Risk Management
             Energy Delivery
                        Transmission
                        Energy Distribution
                        Energy Delivery Support
                        Planning & Business Development
                        Customer & Community Services
             Wholesale
                        Energy Services
                        Operations & Technical Services
                        Fossil & Hydro Operations
                        Mining Operations
                        AEP ProServ
                           Marketing & Business Development
                           Maintenance Services & Regional Service Organization Major Projects
                           Engineering Services
                           Environmental Services
                           Accounting & Financial Services


NOTE: Internal Audits Reports to the Audit Committee of the Board of Directors of American Electric Power Company, Inc. and administratively to the Executive Vice President - Finance & Analysis

       ANNUAL REPORT OF American Electric Power Service Corporation
                   For the Year Ended December 31, 2000
        METHODS OF ALLOCATION
Service Billings

1          Number of Bank Accounts
2          Number of Call Center Telephones
3          Number of Cell Phones/Pagers
4          Number of Checks Printed
5          Number of Customer Information System Customer Mailings
6          Number of Commercial Customers (Ultimate)
7          Number of Credit Cards
8          Number of Electric Retail Customers (Ultimate)
9          Number of Employees
10         Number of Generating Plant Employees
11         Number of General Ledger Transactions
12         Number of Help Desk Calls
13         Number of Industrial Customers (Ultimate)
14         Number of Job Cost Accounting Transactions
15         Number of Non-UMWA Employees
16         Number of Phone Center Calls
17         Number of Purchase Orders Written
18         Number of Radios (Base/Mobile/Handheld)
19         Number of Railcars
20         Number of Remittance Items
21         Number of Remote Terminal Units
22         Number of Rented Water Heaters
23         Number of Residential Customers (Ultimate)
24         Number of Routers
25         Number of Servers
26         Number of Stores Transactions
27         Number of Telephones
28         Number of Transmission Pole Miles
29         Number of Transtext Customers
30         Number of Travel Transactions
31         Number of Vehicles
32         Number of Vendor Invoice Payments
33         Number of Workstations
34         Active Owned or Leased Communication Channels
35         Avg. Peak Load for past Three Years
36         Coal Company Combination
37         AEPSC past 3 Months Total Bill Dollars
38         AEPSC Prior Month Total Bill Dollars
39         Direct
40         Equal Share Ratio
41         Fossil Plant Combination
42         Functional Department's Past 3 Months Total Bill Dollars
43         KWH Sales (Ultimate Customers)
44         Level of Construction - Distribution
45         Level of Construction - Production
46         Level of Construction - Transmission
47         Level of Construction - Total
48         MW Generating Capability
49         MWH's Generation
50         Current Year Budgeted Salary Dollars
51         Past 3 Mo. MMBTU's Burned (All Fuel Types)
52         Past 3 Mo. MMBTU's Burned (Coal Only)
53         Past 3 Mo. MMBTU's Burned (Gas Type Only)
54         Past 3 Mo. MMBTU's Burned (Oil Type Only)
55         Past 3 Mo. MMBTU's Burned (Solid Fuels Only)
56         Peak Load / Avg. No. Cust / KWH Sales Combination
57         Tons of Fuel Acquired
58         Total Assets
59         Total Assets less Nuclear Plant
60         AEPSC Annual Costs Billed (Less Interest
            And/or Income Taxes as Applicable)
61         Total Fixed Assets
62         Total Gross Revenue
63         Total Gross Utility Plant (Including CWIP)
64         Total Peak Load (Prior Year)


Convenience Billings

           Specific Identification Ratio
                  (based on known and pertinent factors)
           Asset Ratio
           Expense Budget Ratio
           Contribution Ratio
           Equal Share Ratio
           Gross Annual Payroll Dollars Ratio
           Coal Production Ratio
           Kilowatt Hours Sales (KWH) Ratio
           Number of Employees Ratio
           Number of Customers Ratio
           Number of Vehicles Ratio

          ANNUAL REPORT OF American Electric Power Service Corporation

                      For the Year Ended December 31, 2000

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2000: In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, American Electric Power Service Corporation submits the following information on the billing of interest on borrowed funds to associated companies for the year 2000:



A. Amount of interest billed to associate companies is contained on page 21, Analysis of Billing.


B. The basis for billing of interest to the associated companies is based on the Service Company's prior year Attribution Basis "AEPSC Annual Cost Billed ."

          ANNUAL REPORT OF American Electric Power Service Corporation
                      For the Year Ended December 31, 2000
                                SIGNATURE CLAUSE
Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                     American Electric Power Service Corporation
                                     (Name of Reporting Company)
                                     (Signature of Signing Officer)

                                                         Assistant  Controller
                                     G. E. Laurey        Regulated Accounting


                                     (Printed Name and Title of Signing Officer)


                                     Date:  April 24, 2001